Exhibit 99.25

NOUVEAU MONDE GRAPHITE INC.

as the Corporation

and

PALLINGHURST GRAPHITE LIMITED

as the Holder

CONVERTIBLE BOND SUBSCRIPTION AGREEMENT

July 14, 2020

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

Section 1.1	Definitions	1
Section 1.2	Gender and Number.	6
Section 1.3	Headings, etc.	6
Section 1.4	Currency.	6
Section 1.5	Certain Phrases, etc.	6
Section 1.6	Accounting Terms.	6
Section 1.7	Incorporation of Exhibits and Schedules.	6

ARTICLE 2
SUBSCRIPTION TO BOND

Section 2.1	Subscription for Bond.	6
Section 2.2	Use of Proceeds.	7
Section 2.3	Warrants.	7

ARTICLE 3
SECURITY

Section 3.1	Security.	7
Section 3.2	Registration of Security.	7
Section 3.3	Ranking.	7

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

Section 4.1	Representations and Warranties of the Corporation.	7
Section 4.2	Representations and Warranties of the Holder.	12
Section 4.3	Survival of Representations and Warranties.	12

ARTICLE 5
COVENANTS

Section 5.1	Mutual Covenants Regarding Closing.	12
Section 5.2	Covenants of the Corporation.	13
Section 5.3	Shareholder Meeting and Circular.	13
ARTICLE 6
CLOSING
Section 6.1	Closing.	14
Section 6.2	Conditions to Closing in Favour of the Corporation.	15
Section 6.3	Conditions to Closing in Favour of the Holder.	16
Section 6.4	Waiver of Condition.	17
ARTICLE 7
OTHER MATTERS
Section 7.1	Commitment Reimbursement.	17
Section 7.2	Interim Period Covenant.	17

 (i)

ARTICLE 8

MISCELLANEOUS

EXHIBITS

Exhibit A	-	Form of Convertible Bond.
Exhibit B	-	Form of Investment Agreement.
Exhibit C	-	Property.
Exhibit D	-	Form of Warrant.
Exhibit E	-	Form of Security.

 (ii)

THIS AGREEMENT dated as of July 14, 2020.

BETWEEN:

PALLINGHURST GRAPHITE LIMITED, a limited liability company existing under the laws of England (the “Holder”);

AND:

NOUVEAU MONDE GRAPHITE INC., a corporation existing under the federal laws of the Canada (the “Corporation”);

(collectively, the “Parties” and each of them, a “Party”)

RECITALS:

The Corporation wishes to issue to the Holder, and the Holder wishes to subscribe to, a bond in the principal amount of $15,000,000, which bond would be convertible into common shares of the Corporation, the whole subject to and on the terms and conditions set forth herein.

Concurrently with the entering into of this Agreement, the Corporation is also entering into a royalty purchase agreement (the “Royalty Purchase Agreement”) with the Holder pursuant to which the Corporation has agreed to grant to the Holder, and the Holder has agreed to purchase from the Corporation, a 3.0% net smelter royalty in the Property and on all minerals mined, provided or otherwise recovered from the Property (the “Royalty”), the whole subject to and on the terms and conditions set forth therein.

NOW THEREFORE THE PARTIES AGREE AS FOLLOWS:

ARTICLE 1

INTERPRETATION

Section 1.1	Definitions.

As used in this Agreement, the following terms have the following meanings:

"Affiliate” has the meaning ascribed thereto in National Instrument 45-106 - Prospectus Exemptions of the Canadian Securities Administrators.

"Applicable Law” means all applicable past, present and future federal, provincial and local laws, rules, ordinances, treaties, regulations, judgments, decrees, or other valid governmental restrictions. Applicable Laws shall also include the decisions and authority of any Governmental Authority having jurisdiction and all applicable judicial and administrative and regulatory decrees pertaining thereto including licences and permits and other similar requirements, whether legislative, municipal, administrative or judicial in nature.

“Approval” means each and every approval, order in council, authorization, license, permit, consent, filing and registration by or with any Governmental Authority or other Person which are required by Applicable Law and necessary to authorize or permit the development and operation of the Property.

 (1)

"Bond" means the convertible bond to be subscribed to at Closing by the Holder, in the form attached hereto as Exhibit “A”.

"Business Day” means any day of the year, other than a Saturday, Sunday or a day on which banks are closed for the transaction of regular business in the City of Montreal, Québec, Canada or London, England.

"Circular" has the meaning specified in Section 5.3(2).

"Closing" means the closing of the purchase and sale of the Bond in accordance with the terms herein.

"Closing Date” means the date of the satisfaction or waiver of the conditions set forth in Section 6.2 and Section 6.3 (other than the delivery of items to be delivered on the Closing Date and the satisfaction of those conditions that, by their terms, cannot be satisfied until the Closing Date).

"Closing Time” means 8:00 a.m. (Montreal time) on the Closing Date or such other time mutually agreed to by the Holder and the Corporation.

"Common Shares” means the common shares in the share capital of the Corporation which the Corporation is authorized to issue.

"Conversion" means the Holder’s right, at any time from and after Closing up to and including the Maturity Date, to convert the Bond into such number of Common Shares equal to the Principal, including any accrued and unpaid or uncapitalized interest thereon, divided by the applicable conversion price as set out in the Bond.

"Conversion Price” means $0.20 per Common Share.

"Conversion Shares” has the meaning specified in Section 4.1(x).

"Corporation" means Nouveau Monde Graphite Inc., together with its successors and permitted assigns.

"Disinterested Shareholders Approval” means the approval, in accordance with the shareholder approval requirements of Section 1.12 of TSXV Policy 4.1, TSXV Policy 5.9 and Regulation 61-101, as applicable, of the disinterested shareholders of the Corporation with respect to (i) the Corporation issuing the Bond (and related Warrant) to the Holder on the terms and conditions set out therein (including the Conversion feature of the Bond), (ii) the Holder becoming a “control person” of the Corporation, and (iii) the Corporation selling and issuing the Royalty to the Holder on the terms and conditions set out therein.

"Environmental Laws” means all federal, state or local laws, statutes, common law duties, rules, regulations, ordinances and codes, together with all administrative orders, directives, licenses, authorizations and permits of, and agreements with (including consent decrees) any governmental agencies or authorities, in each case relating to or imposing liability or standards of conduct concerning public health, safety and environmental protection matters.

 (2)

"Governmental Authority” means any federal, provincial or local governmental entity, quasi-governmental authority, court, commission, board, bureau, agency or instrumentality, or any regulatory, administrative or other department or agency, or any political or other subdivision, department or branch of any of the foregoing.

"Governmental License” has the meaning specified in Section 4.1(q).

"Holder" means Pallinghurst Graphite Limited, together with its successors and permitted assigns.

"IFRS" means the International Financial Reporting Standards as issued by the International Accounting Standards Board, at the relevant time, applied on a consistent basis.

"Investment Agreement” means the amended and restated investment agreement substantially in the form attached as Exhibit “B” hereto to be entered into between the Corporation and the Holder at Closing, which investment agreement will amend and restate the investment agreement entered into by the Corporation and the Holder on April 2, 2019.

"IQ Security” has the meaning specified in the form of Bond attached as Exhibit “A” hereto.

"Lien" has the meaning specified in the form of Bond attached as Exhibit “A” hereto.

"Material Adverse Effect” means, individually or in the aggregate, any event, change, occurrence, condition, circumstance, effect, fact or development that would reasonably be expected to have a material adverse effect on (i) the business, capitalization, assets, liabilities, results of operations, or condition (financial or otherwise) of the Corporation, taken as a whole, (ii) the ability of the Corporation to consummate the transactions contemplated by this Agreement and the Transaction Documents, or (iii) upon issuance of the Bond, the rights and remedies of the Holder under the Bond, except any such event, change, occurrence, condition, circumstance, effect, fact or development resulting from or arising in connection with

(a)	any change, event, occurrence, effect, state of facts or circumstance affecting generally the industry in which the Corporation or its subsidiaries operate;

(b)	changes, events or occurrences in general economic, political, or financial conditions in any jurisdiction in which the Corporation or its subsidiaries operate; or

(c)	any natural disasters, acts of war (whether declared), uprisings and civil unrest, acts of terrorism or sabotage and epidemic, pandemic or other outbreaks of disease, including in each of the aforementioned cases, any escalation or worsening thereof.

"Maturity Date” means the date that is 36 months from the Closing Date.

 (3)

"Minerals" means any and all metals, minerals or products of whatever kind and nature in, under or upon the surface or subsurface of the Property (including, without limitation, ore, metals, precious metals, base metals, graphite, uranium, industrial minerals, concentrates, gems, diamonds, commercially valuable rock, aggregate, clays and other minerals which are mined, excavated or extracted solely from the Property).

"Mining Act” means the Mining Act (Québec).

"Mining Rights” means exploration licences, mineral claims, mining leases, mining licences, mineral concessions, crown grants and other rights that may be granted pursuant to the Mining Act, as well as other tenure or other rights to Minerals or to access and work upon lands, such as ownership rights, leasing agreements, lands temporal occupation agreements, surface rights or otherwise, for the purpose of exploring, exploiting or benefit Minerals, under the terms of the laws applicable in the province of Québec, whether contractual, statutory or otherwise, or any interest therein. Mining Rights includes any amendments, relocations, adjustments, resurvey, additional locations, derived rights or conversions of, or any renewal, amendment or other modification or extensions of any of the foregoing.

"Obligations" means all of the present and future obligations, liabilities, indebtedness, covenants and agreements, direct or indirect, absolute or contingent, matured or not, extended or renewed, of the Corporation to the Holder under the Bond, including, if applicable, interest, interest on overdue and unpaid interest, fees, costs, expenses and indemnities, and “Obligation” means any of them.

"Pallinghurst Royalty” means the 3.0% net smelter royalty in respect of the Property to be granted by the Corporation to the Holder pursuant to the Royalty Purchase Agreement.

"Party" means a party to this Bond and “Parties” means all of them.

"Permitted Liens” has the meaning specified in the form of Bond attached as Exhibit “A” hereto.

"Person" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative or Governmental Authority.

"Principal" has the meaning specified in Section 2.1(a).

"Property" means the Matawinie property, including the mining claims described in Exhibit “C” together with any other Mining Rights or any other rights that currently or in the future form part of the project known as the “Property” located in the Saint-Michel-des-Saints area, approximately 150 kilometres north of Montreal, Québec (or any rights renewing, extending, renaming, deriving, replacing or complementing such Mining Rights or other rights at any time), including (i) all future contiguous mineral rights thereto, and (ii) with respect to graphite only, all future mineral rights within a 100 kilometers radius of the “Tony Claim Block Centroid” as set out in Exhibit “C” that have the effect of increasing the size of the Property, which the Corporation owns at any time.

 (4)

"Public Disclosure Documents” means, collectively, all of the documents which have been filed by or on behalf of the Corporation since December 31, 2019 with the relevant securities regulators pursuant to the requirements of applicable securities laws, including all documents publicly available on the Corporation’s SEDAR profile.

"Regulation 43-101” means Regulation 43-101 respecting Standards of Disclosure for Mineral Projects and the companion policy thereto.

"Regulation 61-101” means Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions and the companion policy thereto.

"Regulatory News Release” has the meaning specified in Section 8.3(2).

"Royalty" has the meaning specified in the Recitals.

"Royalty Purchase Agreement” has the meaning specified in the Recitals.

"Security" has the meaning specified in Section 3.1.

"Subscription Price” has the meaning specified in Section 2.1(a).

"Taxes or Tax” means all foreign and domestic federal, provincial, state, municipal and other governmental taxes, levies, imposts, deductions, charges, claims, and assessments and withholdings, and all liabilities with respect thereto (including, without limitation, interest and penalties).

"Transaction Documents” means this Agreement, the Bond, the Security, the Warrant, the Investment Agreement, the Royalty Purchase Agreement, the Royalty, and any other agreement, document, instrument and certificate executed and exchanged in connection with the execution of this Agreement.

"Tremblay Royalty” means the 2.0% net smelter royalty in respect of the Matawinie graphite property granted by the Corporation to 3457265 Canada Inc. pursuant to the option agreement dated February 28, 2014 (as amended from time to time).

"TSXV" means the TSX Venture Exchange.

"TSXV Policy 4.1” means the Policy 4.1 – Private Placements included in the TSXV Corporate Finance Manual.

"TSXV Policy 5.9” means the Policy 5.9 – Protection of Minority Security Holders in Special Transactions included in the TSXV Corporate Finance Manual.

"Warrant" has the meaning specified in Section 2.3.

"VWAP" means the daily volume weighted average trading price of the Common Shares for the applicable period on the TSXV.

 (5)

Section 1.2	Gender and Number.

Any reference in this Bond to gender includes all genders and words importing the singular number only include the plural and vice versa.

Section 1.3	Headings, etc.

The provision of a Table of Contents, the division of this Bond into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect the interpretation of this Bond.

Section 1.4	Currency.

All references in this Bond to dollars, unless otherwise specifically indicated, are expressed in Canadian currency.

Section 1.5	Certain Phrases, etc.

In this Bond (i) the words “including” and “includes” mean “including (or includes) without limitation", and (ii) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to" and “until” each mean “to but excluding".

Section 1.6	Accounting Terms.

All accounting terms not specifically defined in this Bond shall be interpreted in accordance with IFRS.

Section 1.7	Incorporation of Exhibits and Schedules.

The exhibits and schedules attached to this Bond shall, for all purposes of this Agreement, form an integral part of it.

ARTICLE 2

SUBSCRIPTION TO BOND

Section 2.1	Subscription for Bond.

(a)	Subject to the terms and conditions of this Agreement, the Holder hereby subscribes for and agrees to purchase the Bond from the Corporation on the Closing Date, and the Corporation hereby accepts such subscription and agrees to issue the Bond and sell the Bond to the Corporation on such date, for an aggregate subscription price of $15,000,000 (the “Subscription Price” or the “Principal”).

(b)	Subject to the satisfaction of the terms and conditions of this Agreement, at Closing, the Holder shall pay, or cause to be paid to the Corporation, in full satisfaction of the Subscription Price for the Bond, the Subscription Price by wire transfer in immediately available funds to the account specified by the Corporation in writing to the Holder.

 (6)

Section 2.2	Use of Proceeds.

The Corporation shall use the Principal received under the Bond for general and development expenses, notably the on-going permitting and engineering of the Property, the development of value-added products tailored for lithium-ion batteries, the construction and operation of the demonstration plant and general working capital purposes.

Section 2.3	Warrants.

Concurrently with Closing, the Corporation will issue to the Holder common shares purchase warrants of the Corporation substantially in the form attached as Exhibit “D” hereto, pursuant to which the Owner will be entitled to acquire 75,000,000 Common Shares at an exercise price of $0.22 per warrant share (the “Warrant”).

ARTICLE 3

SECURITY

Section 3.1	Security.

As security for the due and punctual payment of all of the Obligations and any related guarantee and security agreements, as applicable, at Closing, the Corporation will grant in favour of the Holder a continuing senior secured interest and first priority lien (hypothec), subject to certain permitted liens as set out therein, on all of the Corporation’s movable and immovable assets in the form attached hereto as Exhibit “E” in an amount of $18,750,000 (the “Security”).

Section 3.2	Registration of Security.

The Corporation agrees that the Holder may register the Security in, as applicable, the Register of Personal and Movable Real Rights and the Québec Land Registry, in each case to effectively charge the collateral described therein, and such other registry systems of Québec as the Holder may from time to time deem appropriate in order to give notice of the Holder’s interests under the Security. The Corporation covenants and agrees that it shall co-operate with such registration and provide its written consent or signature to any documents or things reasonably necessary to accomplish registration of the Security as contemplated in this Section 3.2 in order to perfect or otherwise set up against third parties the Security.

Section 3.3	Ranking.

(a)	The Security shall be first-ranking, subject only to the IQ Security and Permitted Liens that have priority by application of law.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

Section 4.1	Representations and Warranties of the Corporation.

The Corporation represents and warrants to the Holder as follows:

(a)	Incorporation and Status. It is duly incorporated and validly existing under the laws of its jurisdiction and is and will be at Closing up-to-date in all material corporate filings and in good standing under the laws of Canada.

 (7)

(b)	Power and Capacity. It has all requisite corporate power and authority and is duly qualified and holds all certificates, authority, permits and licences to carry on its businesses as now conducted and to own its properties and assets.

(c)	Cease Orders and Investigations. No order ceasing or suspending trading in securities of the Corporation, nor prohibiting the sale of such securities, has been issued to and is outstanding against the Corporation and, to the knowledge of the Corporation, no investigations or proceedings for such purposes are pending or threatened.

(d)	Conflict with Other Instruments. The execution and delivery by the Corporation and the performance by it of its obligations under, and compliance with the terms, conditions and provisions of, this Agreement will not conflict with or result in a breach of: (i) its constitutional documents, (ii) any applicable Law, rule or regulation, (iii) any agreement or instrument to which it is a party or by which it is bound or by which any of its properties or assets are bound, or (iv) any judgment, injunction, determination or award which is binding on it.

(e)	Due Authorization. It has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement and the other Transaction Documents and the transactions contemplated hereunder and thereunder, including the Conversion.

(f)	Subsidiaries. As at the date hereof, the subsidiaries of the Corporation are Quartier Nouveau Monde Inc., of which the Corporation beneficially owns 100% of the voting shares, and Shinzoom Nouveau United Corp., of which the Corporation beneficially owns 49% of the voting shares.

(g)	No Contravention. Subject to the receipt of the Disinterested Shareholders Approval, the execution and delivery of this Agreement and the other Transaction Documents and the performance by the Corporation of its obligations hereunder and thereunder do not and will not contravene, breach or result in any default under the articles, by-laws or other constating documents of the Corporation, any agreement or instrument to which the Corporation is a party or to which the Corporation is subject, any judgment, decree or order binding the Corporation or the property or assets of the Corporation or any Applicable Law.

(h)	No Consents Required. Subject to the receipt of the Disinterested Shareholders Approval, no authorization, consent or approval of, or filing with or notice to, any Person (including any Governmental Authority) is required in connection with the execution, delivery or performance of this Agreement and the other Transaction Documents by the Corporation, except for those that will be completed at or prior to Closing.

 (8)

(i)	Enforceability. This Agreement and the other Transaction Documents constitute a valid and binding obligation of the Corporation enforceable against it in accordance with their respective terms, subject only to any limitation under Applicable Laws relating to (i) bankruptcy, insolvency, reorganization or creditor rights generally, and (ii) the discretion that a court may exercise in the granting of equitable remedies.

(j)	Compliance with Laws. The Corporation has conducted and is conducting its business in material compliance with all Applicable Laws and has not received a notice of material non-compliance, nor know of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such Applicable Laws.

(k)	Authorized Capital. The authorized capital of the Corporation consists of an unlimited number of Common Shares, of which 261,932,814 Common Shares have been validly issued and are outstanding as of the date hereof. As of the date hereof, there are (i) options to acquire 15,100,000 Common Shares held by directors, officers, employees and consultants thereof outstanding, and (ii) warrants to acquire 19,725,212 Common Shares outstanding. All of the issued and outstanding Common Shares are fully paid and non-assessable and have been duly authorized and issued, in compliance with Applicable Laws and not in violation of or subject to any pre-emptive or similar right that entitles any Person to acquire from the Corporation any Common Shares or other securities of the Corporation. The rights, privileges, restrictions and conditions attached to the Common Shares are as set out in the Public Disclosure Documents.

(l)	Rights to Acquire. The issuance of the Common Shares upon the Conversion will not be subject to any pre-emptive right or other contractual right to purchase securities granted by the Corporation or to which the Corporation is subject.

(m)	Agreements to Acquire. Other than as disclosed in the Public Disclosure Documents, no person now has any agreement or option or right or privilege (whether at law, pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of the Corporation.

(n)	No Litigation. There is no court, administrative, regulatory or similar proceeding, action, charge, claim, demand, suit, proceeding, petition, arbitration or other dispute settlement procedure; investigation or enquiry by any Governmental Authority; or any similar matter or proceeding (collectively “proceedings”) against or involving the Corporation (whether in progress or to the knowledge of the Corporation, threatened) which, if determined adversely to the Corporation would have a Material Adverse Effect; no event has occurred which might give rise to any proceedings, and there is no judgment, decree, injunction, rule, award or order of any Governmental Authority outstanding against the Corporation, which would have a Material Adverse Effect.

 (9)

(o)	Absence of Change. Other than as disclosed in the Public Disclosure Documents, since December 31, 2019, there has been no Material Adverse Effect.

(p)	Mineral Rights. The Corporation holds mining claims recognized in the Province of Québec in respect of the Property. In addition, the Corporation has all necessary surface rights, access rights and water rights, and all other presently required rights and interests granting the Corporation the rights and ability to conduct exploration and development activities on the Property as currently conducted with only such exceptions that would not reasonably be expected to have a Material Adverse Effect. Each of the aforementioned interests and rights is currently in good standing, except for those interests and rights which, if not kept in good standing, would not reasonably be expected to have a Material Adverse Effect.

(q)	Governmental Licenses. The Corporation possesses such permits, licenses, approvals, consents and other authorizations issued by a Governmental Authority (collectively, “Governmental Licenses”) necessary to conduct the business currently operated or conducted by it, except where the failure to so possess would not have, or would not reasonably be expected to have, a Material Adverse Effect. The Corporation is in compliance with the terms and conditions of all such Governmental Licenses, except where the failure to so comply would not have a Material Adverse Effect.

(r)	Title to Properties, Leases etc. The Corporation owns its material assets, and with respect to any immovable or real property leased or owned by the Corporation, with good and marketable title thereto, free and clear of all Liens, except for Permitted Liens.

(s)	Environmental Issues. The Corporation is in compliance with all applicable Environmental Laws, including without limitation obtaining and maintaining in effect all Approvals currently required to be obtained by it under applicable Environmental Laws where the failure of which to have or maintain such Approvals would reasonably be expected to have a Material Adverse Effect on the Corporation.

(t)	Regulation 43-101. The Corporation is in material compliance with the provisions of Regulation 43-101, has filed all technical reports required thereby and there is a current technical report (within the meaning of Regulation 43-101) complying with the requirements of Regulation 43-101 in respect of the Property.

(u)	No Defaults. Neither the Corporation, nor to the best of the Corporation’s knowledge, any other person, is in default in any material respect in the observance or performance of any term, covenant or obligation to be performed by the Corporation or such other person under any debt instrument, material agreement, or instrument, document or arrangement (including all joint venture agreements) to which the Corporation is a party or otherwise bound and all such contracts, agreements or arrangements (including all joint venture agreements or royalty agreements) are in good standing, and no event has occurred which with notice or lapse of time or both would constitute such a default by the Corporation or, to the best of the Corporation’s knowledge, any other party.

 (10)

(v)	Liabilities. The Corporation does not have any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Public Disclosure Documents, other than liabilities, obligations, indebtedness or commitments (i) incurred in the normal course of business or (ii) which would not reasonably be expected to have a Material Adverse Effect.

(w)	Tax. All Tax returns and reports of the Corporation required to be filed by it have been timely filed, and all Taxes due and payable by the Corporation and upon its respective properties, assets, income and franchises (whether or not shown on such Tax returns) have been paid except where any such failure to file or pay would not have a Material Adverse Effect. As of the date of this Agreement, none of the income Tax returns of the Corporation is under audit and the Corporation has no knowledge of any actual or potential Tax deficiency. No Tax liens have been filed or are being asserted with respect to any Taxes owing or payable by the Corporation.

(x)	Issuance of Common Shares. The Corporation has the full power and authority to create and issue the Common Shares issuable upon the Conversion (the “Conversion Shares”). The creation and issuance of the Conversion Shares has been duly authorized and, upon Conversion in accordance with the terms hereof, the Conversion Shares will be validly issued as fully paid and non-assessable Common Shares and, subject to applicable securities laws, will be listed on the TSXV and be freely tradeable. Upon issuance of the Conversion Shares, the Holder will be the legal owner of the Conversion Shares and will have good title thereto free and clear of all Liens.

(y)	Public Disclosure Documents. Since December 31, 2019, as of their respective filing dates, each of the Public Disclosure Documents complied with the requirements of applicable securities laws in all material respects and none of the Public Disclosure Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. There is no material change as of the date hereof relating to the Corporation which has occurred and with respect to which the requisite material change report has not been filed with the securities regulators and made publicly available on SEDAR.

(z)	No Finders. The Corporation is not party to any contract or agreement that would give rise to a valid claim against the Corporation or the Holder for a brokerage commission, finder’s fee or like payment in connection with the transactions contemplated by this Agreement.

 (11)

Section 4.2	Representations and Warranties of the Holder.

The Holder represents and warrants to the Corporation as follows:

(a)	Incorporation and Status. It is validly existing under the laws of its jurisdiction of incorporation and is and will be at Closing in good standing under the laws of its jurisdiction of incorporation.

(b)	Due Authorization. It has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement and the other Transaction Documents and the transactions contemplated hereunder and thereunder, including the Conversion.

(c)	No Contravention. Subject to the receipt of the Disinterested Shareholders Approval, the execution and delivery of this Agreement and the other Transaction Documents and the performance by the Holder of its obligations hereunder and thereunder do not and will not contravene, breach or result in any default under the articles, by-laws or other constating documents of the Holder, any agreement or instrument to which the Holder is a party or to which the Holder is subject, any judgment, decree or order binding the Holder or the property or assets of the Holder or any Applicable Law.

(d)	No Consents Required. Subject to the receipt of the Disinterested Shareholders Approval, no authorization, consent or approval of, or filing with or notice to, any Person (including any Governmental Authority) is required in connection with the execution, delivery or performance of this Agreement and the other Transaction Documents by the Holder.

(e)	Enforceability. This Agreement and the other Transaction Documents constitute a valid and binding obligation of the Holder enforceable against it in accordance with their respective terms, subject only to any limitation under Applicable Laws relating to (i) bankruptcy, insolvency, reorganization or creditor rights generally, and (ii) the discretion that a court may exercise in the granting of equitable remedies.

Section 4.3	Survival of Representations and Warranties.

The representations and warranties in this Agreement and in any certificates or documents delivered to the Holder shall survive the Closing and continue in full force and effect thereafter for a period of twelve (12) months following Closing.

ARTICLE 5

COVENANTS

Section 5.1	Mutual Covenants Regarding Closing.

Each of the parties shall take all such actions as are within its power to control, and use commercially reasonable efforts to cause other actions to be taken which are not within its power to control, so as to ensure the satisfaction of each of the conditions and covenants set forth in this Article 5 and which are for the benefit of any other party hereto.

 (12)

Section 5.2	Covenants of the Corporation.

(a)	The Corporation shall promptly advise the Holder of any change, event, occurrence, condition, circumstance, effect, fact or development which, individually or in the aggregate, has had, will have or could reasonably be expected to have a Material Adverse Effect, or any material inaccuracy in any representation or warranty or any breach of covenant of the Corporation contained in this Agreement.

(b)	The Corporation shall fulfill all necessary requirements and take all necessary action required to be taken by the Corporation to permit the creation, issuance and delivery by the Corporation of the Bond to the Holder pursuant to an exemption from the prospectus requirements of applicable securities laws.

(c)	The Corporation shall use its commercially reasonable efforts to maintain its status as a “reporting issuer” or the equivalent in each of the provinces in Canada and not in default of any requirement of applicable securities laws, provided that this covenant shall not prevent the Corporation from completing any transaction which would result in the Corporation ceasing to be a “reporting issuer” so long as holders of Common Shares receive cash or securities of an entity which is listed on a stock exchange in Canada or such other exchange as may be agreed upon the Corporation and the Holder.

(d)	The Corporation shall use its commercially reasonable efforts to maintain the listing of the Common Shares on the TSXV (or on the Toronto Stock Exchange), provided that this covenant shall not prevent the Corporation from completing any transaction which would result in the Corporation ceasing to be listed on the TSXV (or on the Toronto Stock Exchange) so long as the holders of Common Shares receive cash or securities of an entity which is listed on a stock exchange in Canada or such other exchange as may be agreed upon by the Corporation and the Holder.

(e)	Forthwith after Closing, the Corporation shall file such forms and documents as may be required under securities laws relating to the transactions contemplated hereby, if any.

Section 5.3	Shareholder Meeting and Circular.

(1)	The Corporation shall use commercially reasonable efforts to obtain the Disinterested Shareholders Approval (including, without limitation, if requested by the Holder, participate in any presentation, meeting or other form of correspondence regarding the Bond and/or the Royalty), and shall use commercially reasonable efforts to hold a meeting of its shareholders for purposes of obtaining the Disinterested Shareholders Approval as soon as practicable and, in any event, no later than September 15, 2020.

(2)	The Corporation shall promptly prepare and complete, in consultation with the Holder, the management information circular together with any other documents required by Applicable Laws (the “Circular”) for the purpose of soliciting the Disinterested Shareholders Approval, and the Corporation shall promptly in connection with the shareholders meeting each shareholder of the Corporation and Laws.

 (13)

(3)	The Corporation shall ensure that the Circular (i) complies in material respects with Applicable Laws, (ii) does not contain any untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, and (iii) provides the shareholders of the Corporation with sufficient information to permit them to form a reasoned judgement concerning the Bond and the Royalty. The board of directors of the Corporation (other than the interested directors), upon the recommendation of its disinterested directors, will unanimously recommend to the shareholders of the Corporation that they vote in favour of the Bond, the Holder becoming a “control person” of the Corporation and the Royalty.

(4)	The Corporation shall give the Holder a reasonable opportunity to review and comment on drafts of the Circular and other related documents, and shall give reasonable consideration to any comments made by the Holder, and agrees that all information relating solely to the Holder that is furnished in writing by or on behalf of the Holder for inclusion in the Circular or other related documents must be in a form and content satisfactory to the Holder. Further, the Corporation will keep the Holder informed of any material correspondence or discussion related to this Agreement and the other Transaction Agreements with its shareholders or other stakeholders, and any regulatory authority, and, where appropriate, will give the Holder the reasonable opportunity to review and/or participate in any such correspondence or discussion, as applicable.

ARTICLE 6

CLOSING

Section 6.1	Closing.

(a)	The Closing will take place at the offices of legal counsel to the Corporation, or such other location or in such other manner as the Corporation and the Holder may agree, at the Closing Time.

(b)	As at Closing Time, the Holder shall deliver, or cause to be delivered, to the Corporation:

(i)	payment of the Principal;

(ii)	a certificate from an officer of the Holder, for and on behalf of the Holder, certifying that the conditions set forth in Section 6.2(a) have been satisfied;

(iii)	the Bond duly executed by the Holder;

(iv)	the Royalty duly executed by the Holder; and

(v)	the Investment Agreement duly executed by the Holder;

 (14)

(vi)	such other documentation as the Corporation may reasonably request in form and substance satisfactory to each of the Corporation and the Holder, acting reasonably.

(c)	At the Closing Time, the Corporation shall deliver, or cause to be delivered, to the Holder:

(i)	a certificate of good standing (or equivalent) issued the Business Day prior to the Closing Date;

(ii)	certified copies of resolutions of the directors of the Corporation approving the execution and delivery of this Agreement and the other Transaction Documents;

(iii)	a certificate from an officer of the Corporation, for and on behalf of the Corporation, certifying that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied;

(iv)	the Bond duly executed by the Corporation;

(v)	the Warrant duly executed by the Corporation;

(vi)	the Royalty duly executed by the Corporation;

(vii)	the Security duly executed by the Corporation and evidence of registration thereof in the Register of Personal and Movable Real Rights and in the Québec Land Registry;

(viii)	the Investment Agreement duly executed by the Corporation;

(ix)	evidence satisfactory to the Holder of the conditional acceptance by the TSXV of the Closing and issuance of the Bond (which shall be subject only to customary closing conditions) and the Warrant; and

(x)	such other documentation as the Holder may reasonably request in form and substance satisfactory to each of the Corporation and the Holder, acting reasonably.

Section 6.2	Conditions to Closing in Favour of the Corporation.

The obligations of the Corporation to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing Time of each of the following conditions, which are for the exclusive benefit of, and may be waived in writing by, the Corporation:

(a)	all representations and warranties of the Holder set out in Section 4.2 shall be true and correct on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date);

 (15)

(b)	all approvals, consents and authorizations necessary for the consummation of the transactions contemplated by this Agreement shall have been obtained, including, without limitation, (i) the Disinterested Shareholders Approval, and (ii) the conditional acceptance by the TSXV of the Closing and issuance of the Bond and the Warrant (which shall be subject only to customary closing conditions);

(c)	the Holder shall have made, or caused to be made, all of the deliveries set out in Section 6.1(b); and

(d)	no preliminary or permanent injunction or other order issued by a Governmental Authority, and no statute, rule, regulation or executive order promulgated or enacted by a Governmental Authority, which restrains, enjoins, prohibits or otherwise makes illegal the consummation of the transactions contemplated by this Agreement shall be in effect.

If any of the conditions precedent set out in this Section 6.2 shall not be complied with or waived by the Corporation on or before 5:00 p.m. (Montreal time) on September 15, 2020, then the Corporation may rescind and terminate its obligations to sell and issue the Bond to the Holder pursuant to this Agreement by written notice to the Holder in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of the Corporation’s breach of this Agreement, in which event the Parties shall have no further liability except as provided under this Agreement.

Section 6.3	Conditions to Closing in Favour of the Holder.

The obligations of the Holder to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing Time of each of the following conditions, which are for the exclusive benefit of, and may be waived in writing by, the Holder:

(a)	all representations and warranties of the Corporation set out in Section 4.1 shall be true and correct on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date);

(b)	there shall have been no Material Adverse Effect occurring subsequent to the date of this Agreement and prior to the Closing Date;

(c)	all approvals, consents and authorizations necessary for the consummation of the transactions contemplated by this Agreement shall have been obtained, including, without limitation, (i) the Disinterested Shareholders Approval, and (ii) the conditional acceptance by the TSXV of the Closing and issuance of the Bond (which shall be subject only to customary closing conditions);

(d)	the Corporation shall have made, or caused to be made, all of the deliveries set out in Section 6.1(c);

 (16)

(e)	closing of the transactions contemplated by the Royalty Purchase Agreement shall have occurred or shall occur concurrently with Closing;

(f)	no legal or regulatory action or proceeding shall be pending by any Person (including a Governmental Authority) which would, enjoin, restrict or prohibit the transactions contemplated by this Agreement and the other Transaction Documents, or which would suspect or cease trading in the Common Shares; and

(g)	the 5-day VWAP of the Common Shares on the TSXV is not 50% or more below the Conversion Price.

If any of the conditions precedent set out in this Section 6.3 shall not be complied with or waived by the Holder on or before 5:00 p.m. (Montreal time) on September 15, 2020, then the Holder may rescind and terminate its obligations to purchase the Bond pursuant to this Agreement by written notice to the Corporation in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of the Holder’s breach of this Agreement, in which event the Parties shall have no further liability except as provided under this Agreement.

Section 6.4	Waiver of Condition.

The Corporation, in the case of a condition set out in Section 6.2, and the Holder, in the case of a condition set out in Section 6.3, will have the exclusive right to waive before the Closing Time the performance of or compliance with such conditions capable of being waived in writing, in whole or in part and on such terms as may be agreed upon without prejudice to any of its rights in the event of non-performance of or non-compliance with any other condition in whole or in part.

ARTICLE 7

OTHER MATTERS

Section 7.1	Commitment Reimbursement.

In the event that this Agreement is terminated at any time by the Holder pursuant to and in accordance with the last paragraph of Section 6.3 (other than as a result of a condition precedent in Section 6.3(b) or 6.3(g) not being complied with or waived by the Holder), the Corporation will, as sole and exclusive remedy of the Holder in respect of the event giving rise to such payment, pay to the Holder an amount equal to $450,000.

Section 7.2	Interim Period Covenant.

The Corporation agrees that from the date hereof until the earlier of (i) Closing or (ii) termination of this Agreement, the Corporation shall not, except for the sole purpose of granting indemnities in connection with the Corporation’s work on the Property or with the Holder’s prior written consent:

(a)	other than in the ordinary course of business, sell, assign, transfer or dispose of any of its assets, including but not limited to, any assets and interest in the Property;

 (17)

(b)	incur any additional indebtedness for borrowed money in an aggregate principal amount exceeding $1,000,000;

(c)	enter into preferred share financing, or any royalty, stream or similar alternative financing; and

(d)	other than with respect to Permitted Liens, create any encumbrance on the Property or otherwise create, incur, assume or suffer to exist any Lien on any of its assets.

ARTICLE 8

MISCELLANEOUS

Section 8.1	Waiver.

(1)	No amendment or waiver of any provision of this Agreement, nor consent to any departure by the Corporation or any other Person from such provisions, is effective unless in writing and approved by the Holder. Any amendment, waiver or consent is effective only in the specific instance and for the specific purpose for which it was given.

(2)	No failure on the part of the Holder to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right; nor shall any single or partial exercise of any right under this Agreement preclude any other or further exercise of such right or the exercise of any other right.

Section 8.2	Notices, etc.

Any notice, direction or other communication to be given under this Agreement shall, except as otherwise permitted, be in writing and given by delivering it or sending it by email or other similar form of recorded communication addressed:

(a)	To the Corporation at:

Nouveau Monde Graphite Inc.

331 rue Brassard
Saint-Michel-des-Saints, Québec, J0K 3B

Attention:	Eric Desaulniers, President and Chief Executive Officer; Virginie Fortin, Legal Affairs Director and Corporate Secretary
Email:	[*****]

(b)	To the Holder at:

Pallinghurst Graphite Limited

70 Pall Mall,

St James’s

London SW1Y 5ES

Attention:	Anthony Payne, Chief Compliance Officer

Email:	[*****]

 (18)

Any such communication shall be deemed to have been validly and effectively given if (i)  personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Montreal time), otherwise on the next Business Day, (ii)  transmitted by email or similar means of recorded communication on the Business Day following the date of transmission. Any party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to the Party at its changed address.

Section 8.3	Confidentiality.

(1)	Except as specifically otherwise provided for herein, the Parties will keep confidential this Agreement and will refrain from using it other than for the activities contemplated hereunder or publicly disclosing it if required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction or with the consent of the other party hereto, such consent not to be unreasonably withheld, provided that the provisions of this Section 8.3 shall not apply to information which is or becomes part of the public domain other than through a breach of the terms hereof.

(2)	The Parties will consult with each other prior to issuing any press release or other public statement regarding this Agreement. In addition, each Party will, to the extent practicable, obtain prior consent from the other Party before issuing any press release or public statement regarding this Agreement, except if such disclosure is required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction (a “Regulatory News Release”) and the other Party unreasonably withholds consent to such press release or other public statement or does not provide such consent in a timely manner. Notwithstanding the above, when practicable, where a Party requests consent from the other Party of any press release or public statement and the other Party has not responded to such request within forty eight (48) hours, then the Party proposing the press release or public statement will be entitled to proceed with its disclosure as if it had received consent from the other Party, which forty-eight (48) hours period shall be reduced to twelve (12) hours in the case of a Regulatory News Release.

(3)	Where a request is made for permission under this Section 8.3 to disclose confidential information, a reply thereto will be made as soon as possible and in any event within forty-eight (48) hours after receipt of such request, failing which the Party requesting will be entitled to disclose such information in the limited circumstances specified in such request as if such consent had been given.

Section 8.4	Severability.

If any provision of this Agreement is deemed by any court of competent jurisdiction to be invalid or void, the remaining provisions shall remain in full force and effect.

Section 8.5	Successors and Assigns, etc.

Neither this Agreement nor any of the rights, interests or obligations hereunder may be transferred or assigned, by operation of law or otherwise, as a whole or in part by any party without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed, and in compliance with all Applicable Law.

 (19)

Section 8.6	Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein and the parties hereby irrevocably attorn to the jurisdiction of the courts of the Province of Québec.

Section 8.7	Counterparts.

This Agreement may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same instrument.

[Signature page follows.]

 (20)

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

NOUVEAU MONDE GRAPHITE INC.

By:	(signed) Eric Desaulniers
Name: Eric Desaulniers
Title: President and Chief Executive Officer

PALLINGHURST GRAPHITE LIMITED

By:	(signed) Andrew Willis
Name: Andrew Willis
Title: Director

 (21)

EXHIBIT A

FORM OF CONVERTIBLE BOND

(See attached.)

(UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY OR THE CONVERSION SHARES (AS DEFINED BELOW) BEFORE •, 2020.

WITHOUT PRIOR WRITTEN APPROVAL OF TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THIS BOND AND THE CONVERSION SHARES MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL •, 2020.

NOUVEAU MONDE GRAPHITE INC.

as the Corporation

and

PALLINGHURST GRAPHITE LIMITED

as the Holder

CONVERTIBLE BOND

•, 2020

TABLE OF CONTENTS

ARTICLE 1
PRINCIPAL SUM

Section 1.1	Principal Sum.	1
Section 1.2	Interest.	1
Section 1.3	Criminal Rate of Interest.	1
Section 1.4	Interest Act (Canada).	2
Section 1.5	Use of Proceeds.	2
ARTICLE 2
INTERPRETATION

Section 2.1	Definitions.	2
Section 2.2	Gender and Number.	7
Section 2.3	Headings, etc.	7
Section 2.4	Currency.	8
Section 2.5	Certain Phrases, etc.	8
Section 2.6	Accounting Terms.	8
Section 2.7	Incorporation of Exhibits and Schedules.	8
ARTICLE 3
SECURITY

Section 3.1	Security.	8
Section 3.2	Ranking.	8
Section 3.3	Costs and Fees.	8
Section 3.4	Charge Valid Irrespective of Advance of Money.	9
ARTICLE 4
COVENANTS

Section 4.1	Affirmative Covenants.	9
Section 4.2	Negative Covenants.	10

ARTICLE 5
CONVERSION OF BOND

Section 5.1	Conversion of this Bond into Common Shares.	10
Section 5.2	Expiry of Bond Conversion Right.	11
Section 5.3	Adjustment of Conversion Price, etc.	11
Section 5.4	No Requirement to Issue Fractional Shares.	13
Section 5.5	Notice of Special Matters.	13
Section 5.6	Corporation to Reserve Shares and Hold Period.	13
Section 5.7	Holder not a Shareholder.	13

ARTICLE 6
REPURCHASE OF BOND

Section 6.1	Repurchase of Bond at the Option of the Corporation.	14

 ( i )

ARTICLE 7
EVENTS OF DEFAULT

Section 7.1	Events of Default.	14
Section 7.2	Consequences of an Event of Default.	15
ARTICLE 8 MISCELLANEOUS

Section 8.1	Waiver.	15
Section 8.2	Power of Attorney.	16
Section 8.3	Holder May Remedy Default.	16
Section 8.4	Notices, etc.	16
Section 8.5	Confidentiality.	17
Section 8.6	Severability.	17
Section 8.7	Successors and Assigns, etc.	17
Section 8.8	Governing Law.	17
Section 8.9	Counterparts.	18

EXHIBIT

Exhibit A	Property

 ( ii )

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY OR THE CONVERSION SHARES BEFORE •, 2020.

WITHOUT PRIOR WRITTEN APPROVAL OF TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THIS BOND OR THE CONVERSION SHARES MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL •, 2020.

CONVERTIBLE BOND

$15,000,000	•, 2020

ARTICLE 1

PRINCIPAL SUM

Section 1.1	Principal Sum.

For value received, Nouveau Monde Graphite Inc. (the “Corporation”) a corporation existing under the federal laws of Canada, shall pay to the order of Pallinghurst Graphite Limited, a limited liability company existing under the laws of England (the “Holder”), subject to the Conversion (as defined herein), the principal sum of $15,000,000 (the “Principal”) in lawful money of Canada on presentation and surrender of this convertible bond (the “Bond”) at the head office of the Corporation at 331 rue Brassard, Saint-Michel-des-Saints, Québec J0K 3B0 or such other place as the Corporation may designate on the Maturity Date (as defined herein).

Section 1.2	Interest.

The Principal amount shall bear interest from and after the date hereof at a rate per annum that is equal to 15%, compounded daily on each calendar quarter commencing the date of this Bond and payable annually on the last day of December in each calendar year commencing with December 31, 2020. Accrued interest shall be capitalized quarterly and added to the Principal unless the Corporation elects at its sole discretion to settle in cash any accrued interest with the Holder at the end of a given calendar quarter, otherwise the annual payment of any interest shall be done in cash or in shares at the discretion of the Corporation, and if in shares shall also be subject to TSXV approval. All accrued and unpaid or uncapitalized interest shall be payable at the Maturity Date of the Principal when due, as per the terms of this Bond.

Section 1.3	Criminal Rate of Interest.

In no event shall the aggregate “interest” (as defined in Section 347 (the “Criminal Code Section”) of the Criminal Code (Canada)) payable to the Holder under this Bond exceed the effective annual rate of interest lawfully permitted under the Criminal Code Section. Further, if any payment, collection or demand pursuant to this Bond in respect of such “interest” is determined to be contrary to the provisions of the Criminal Code Section, such payment, collection, or demand shall be deemed to have been made by mutual mistake of the Holder and the Corporation and such “interest” shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in the receipt by the Holder of interest at a rate not in contravention of the Criminal Code Section.

 (1)

Section 1.4	Interest Act (Canada).

Each interest rate which is calculated under this Bond on any basis other than a full calendar year (the “deemed interest period”) is, for the purposes of the Interest Act (Canada), equivalent to a yearly rate calculated by dividing such interest rate by the actual number of days in the deemed interest period, then multiplying such result by the actual number of days in the calendar year (365 or 366).

Section 1.5	Use of Proceeds.

The Corporation shall use the Principal received under this Bond for general and development expenses, notably the on-going permitting and engineering of the Property, the development of value-added products tailored for lithium-ion batteries, the construction and operation of the demonstration plant and general working capital purposes.

ARTICLE 2

INTERPRETATION

Section 2.1	Definitions.

As used in this Bond, the following terms have the following meanings:

"Applicable Law” means all applicable past, present and future federal, provincial and local laws, rules, ordinances, treaties, regulations, judgments, decrees, or other valid governmental restrictions. Applicable Laws shall also include the decisions and authority of any Governmental Authority having jurisdiction and all applicable judicial and administrative and regulatory decrees pertaining thereto including licences and permits and other similar requirements, whether legislative, municipal, administrative or judicial in nature.

"Approval" means each and every approval, order in council, authorization, license, permit, consent, filing and registration by or with any Governmental Authority or other Person which are required by Applicable Law (including without limitation Environmental Laws) and necessary to authorize or permit the development and operation of the Property.

"Bond" has the meaning specified in Section 1.1.

"Business Day” means any day of the year, other than a Saturday, Sunday or a day on which banks are closed for the transaction of regular business in the City of Montreal, Québec, Canada or London, England.

"Capital Reorganization” has the meaning specified in Section 5.3(2).

 (2)

"Common Shares” means the common shares in the share capital of the Corporation which the Corporation is authorized to issue.

"Conversion" has the meaning specified in Section 5.1(1).

"Conversion Price” means $0.20 per Common Share, subject to adjustment in accordance with Article 5, and in the case of the Conversion of accrued but unpaid interest that has been capitalized the “Conversion Price” shall be the “Market Price” as defined in TSXV rules determined at the quarter end on which such interest became payable.

"Conversion Shares” has the meaning specified in Section 5.1(1).

"Corporation" means Nouveau Monde Graphite Inc., together with its successors and permitted assigns.

"Criminal Code Section” has the meaning specified in Section 1.3.

"Event of Default” has the meaning specified in Section 7.1.

"Governmental Authority” means any federal, provincial or local governmental entity, quasi-governmental authority, court, commission, board, bureau, agency or instrumentality, or any regulatory, administrative or other department or agency, or any political or other subdivision, department or branch of any of the foregoing.

"Holder" means Pallinghurst Graphite Limited, together with its successors and permitted assigns.

"IFRS" means the International Financial Reporting Standards as issued by the International Accounting Standards Board, at the relevant time, applied on a consistent basis.

"IQ Security” means any Lien in favour of Investissement Québec (or any affiliate thereof) with respect to the universality (or a portion) of the Corporation’s receivables and accounts (including any tax credit), in each case granted as security for the Corporation’s obligations under a loan granted by Investissement Québec in favour of the Corporation.

"Lien" means, whether or not registered or registrable or recorded or recordable, and regardless of how created or arising:

(a)	any royalty, stream, offtake or similar right, mortgage, assignment of receivable, lien, encumbrance, adverse claim, charge, levy, execution, seizure, title defect, exception, reservation, encroachment, servitude, restriction on use, right of pre-emption, right of first refusal, privilege, security interest, hypothec or pledge, whether fixed or floating, against assets or property (whether real, personal, mixed, tangible or intangible), conditional sales contract, title retention agreement, and a subordination to any right or claim of ethers in respect thereof;

 (3)

(b)	a claim, interest or estate against or in assets or property (whether real, personal, mixed, tangible or intangible), granted to or reserved or taken by any Person;

(c)	an option or other right to acquire, or to acquire any interest in, any assets or property (whether real, personal, mixed, tangible or intangible);

(d)	any other encumbrance of whatsoever nature and kind against assets or property (whether real, personal, mixed, tangible or intangible); and

(e)	any contract to create, or right capable of becoming, any of the foregoing.

"Material Adverse Effect” means, individually or in the aggregate, any event, change, occurrence, condition, circumstance, effect, fact or development that would reasonably be expected to have a material adverse effect on (i) the business, capitalization, assets, liabilities, results of operations, or condition (financial or otherwise) of the Corporation, taken as a whole, (ii) the ability of the Corporation to consummate the transactions contemplated by this Bond, or (iii) the rights and remedies of the Holder under the Bond, except any such event, change, occurrence, condition, circumstance, effect, fact or development resulting from or arising in connection with

(a)	any change, event, occurrence, effect, state of facts or circumstance affecting generally the industry in which the Corporation or its subsidiaries operate;

(b)	changes, events or occurrences in general economic, political, or financial conditions in any jurisdiction in which the Corporation or its subsidiaries operate; or

(c)	any natural disasters, acts of war (whether declared), uprisings and civil unrest, acts of terrorism or sabotage and epidemic, pandemic or other outbreaks of disease, including in each of the aforementioned cases, any escalation or worsening thereof.

"Maturity Date” means the date that is 36 months from the date hereof.

"Minerals" means any and all metals, minerals or products of whatever kind and nature in, under or upon the surface or subsurface of the Property (including, without limitation, ore, metals, precious metals, base metals, graphite, uranium, industrial minerals, concentrates, gems, diamonds, commercially valuable rock, aggregate, clays and other minerals which are mined, excavated or extracted solely from the Property).

"Mining Act” means the Mining Act (Québec).

"Mining Rights” means exploration licences, mineral claims, mining leases, mining licences, mineral concessions, crown grants and other rights that may be granted pursuant to the Mining Act, as well as other tenure or other rights to Minerals or to access and work upon lands, such as ownership rights, leasing agreements, lands temporal occupation agreements, surface rights or otherwise, for the purpose of exploring, exploiting or benefit Minerals, under the terms of the laws applicable in the province of Québec, whether contractual, statutory or otherwise, or any interest therein. Mining Rights includes any amendments, relocations, adjustments, resurvey, additional locations, derived rights or conversions of, or any renewal, amendment or other modification or extensions of any of the foregoing.

 (4)

"Obligations" means all of the present and future obligations, liabilities, indebtedness, covenants and agreements, direct or indirect, absolute or contingent, matured or not, extended or renewed, of the Corporation to the Holder under this Bond, including, if applicable, interest, interest on overdue and unpaid interest, fees, costs, expenses and indemnities, and “Obligation" means any of them.

"Pallinghurst Royalty” means the 3.0% net smelter royalty in respect of the Property granted by the Corporation to the Holder pursuant to the royalty agreement dated the date hereof.

"Party" means a party to this Bond and “Parties” means all of them.

"Permitted Liens” means, in respect of any Person, any one or more of the following:

(a)	any Lien created by, or to the extent some of the Permitted Liens are existing, known by the Corporation, arising under any statute or regulation (in contrast with Liens voluntarily granted) in connection with, without limiting the foregoing, workers’ compensation, unemployment insurance, employers’ health tax or other social security or statutory obligations that secure amounts that are not yet due or which are being contested in good faith by proper proceedings diligently pursued and as to which adequate reserves have been established on the Corporation’s books and records and a stay of enforcement of the Lien is in effect;

(b)	Liens made or incurred in the ordinary course of business to secure the performance of bids, tenders, contracts (other than for the borrowing of money), leases, statutory obligations or surety and performance bonds;

(c)	any Lien resulting from any judgment rendered or claim filed against the Corporation, which the Corporation shall be contesting diligently and in good faith, and as to which adequate reserves have been established on the Corporation’s books and records.

(d)	any construction, workers’, materialmens’, warehousemen’s storage, repairers’ or other like Lien created by law (in contrast with Liens voluntarily granted), arising in connection with construction or maintenance in the ordinary course of business, in respect of obligations which are not due or which are being contested in good faith by proper proceedings diligently pursued and as to which adequate reserves have been established on the Corporation’s books and records and a stay of enforcement of the Lien is in effect;

(e)	any Lien for Taxes not due or being contested in good faith by appropriate proceedings diligently pursued and as to which adequate reserves have been established on the Corporation’s books and records and a stay of enforcement of the Lien is in effect;

 (5)

(f)	minor imperfections in title on real property that do not materially detract from the value of the real property subject thereto and do not materially impair the Corporation’s ability to carry on its business or the Holder’s rights and remedies under this Bond;

(g)	any purchase money Lien on specific fixed assets (including capital leases) to secure the payment of the purchase price of those fixed assets, and extensions, renewals or replacements thereof upon the fixed assets;

(h)	restrictions, easements, rights-of-way, servitudes or other similar rights in land (including rights-of-way and servitudes for railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved by other Persons which in the aggregate do not materially impair the usefulness, in the operation of the business of the Corporation, of the real property subject to the restrictions, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other Persons and, in each case, which do not impair the Holder’s rights and remedies under this Bond;

(i)	the rights reserved to or vested in any Person by the terms of any lease, licence, franchise, grant or permit held by the Corporation or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(j)	any Lien with respect to the tangible equipment and other assets of a “pilot plant” of the Corporation for the production of purified graphite (other than, for greater certainty, intellectual property of the Corporation) located in or on the land where such “pilot plant” is installed, constructed or operated, but only if and to the extent that the granting of such Lien by the Corporation is required to be made in favour of the owner of the land where such pilot plan would be constructed pursuant to a written agreement among the Corporation and such owner;

(k)	the IQ Security;

(l)	the Pallinghurst Royalty;

(m)	the Tremblay Royalty; and

(n)	restrictive covenants affecting the use to which real property may be put, provided that the covenants are complied with and do not materially detract from the value of the real property concerned or materially impair its use in the operations of the Corporation or impair the Holder’s rights and remedies under this Bond or the other Transaction Documents.

"Person" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative or Governmental Authority.

"Principal" has the meaning specified in Section 1.1.

 (6)

"Property" means the Matawinie property, including the mining claims described in Exhibit “A” together with any other Mining Rights or any other rights that currently or in the future form part of the project known as the “Property” located in the Saint-Michel-des-Saints area, approximately 150 kilometres north of Montreal, Québec (or any rights renewing, extending, renaming, deriving, replacing or complementing such Mining Rights or other rights at any time), including (i) all future contiguous mineral rights thereto, and (ii) with respect to graphite only, all future mineral rights within a 100 kilometers radius of the “Tony Claim Block Centroid” as set out in Exhibit “A” that have the effect of increasing the size of the Property, which the Corporation owns at any time.

"Regulatory News Release” has the meaning specified in Section 8.5(2).

“Repurchase Amount” has the meaning specified in Section 6.1(1).

“Repurchase Date” has the meaning specified in Section 6.1(1).

“Repurchase Notice" has the meaning specified in Section 6.1(1).

“Repurchase Option” has the meaning specified in Section 6.1(1).

"Security” has the meaning specified in Section 3.1.

"Share Reorganization” has the meaning specified in Section 5.3(1).

"Taxes or Tax” means all foreign and domestic federal, provincial, state, municipal and other governmental taxes, levies, imposts, deductions, charges, claims, and assessments and withholdings, and all liabilities with respect thereto (including, without limitation, interest and penalties).

"Transaction Documents” means this Bond, the Security and any other agreement, document, instrument and certificate executed and exchanged in connection with the execution of this Bond. For greater certainty, the Pallinghurst Royalty shall not be considered a Transaction Document for the purposes of this Bond.

"Tremblay Royalty” means the 2.0% net smelter royalty in respect of the Matawinie graphite property granted by the Corporation to 3457265 Canada Inc. pursuant to the option agreement dated February 28, 2014 (as amended from time to time).

"TSXV" means the TSX Venture Exchange.

Section 2.2	Gender and Number.

Any reference in this Bond to gender includes all genders and words importing the singular number only include the plural and vice versa.

Section 2.3	Headings, etc.

The provision of a Table of Contents, the division of this Bond into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect the interpretation of this Bond.

 (7)

Section 2.4	Currency.

All references in this Bond to dollars, unless otherwise specifically indicated, are expressed in Canadian currency.

Section 2.5	Certain Phrases, etc.

In this Bond (i) the words “including” and “includes” mean “including (or includes) without limitation", and (ii) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to" and “until” each mean “to but excluding".

Section 2.6	Accounting Terms.

All accounting terms not specifically defined in this Bond shall be interpreted in accordance with IFRS.

Section 2.7	Incorporation of Exhibits and Schedules.

The exhibits and schedules attached to this Bond shall, for all purposes of this Bond, form an integral part of it.

Exhibit A	- Property

ARTICLE 3

SECURITY

Section 3.1	Security.

As security for the due and punctual payment of all of the Obligations and any related guarantee and security agreements, as applicable, the Corporation has granted in favour of the Holder a continuing senior secured interest and first priority lien (hypothec), subject to certain permitted liens as set out therein, on all of the Corporation’s movable and immovable assets in an amount of $18,750,000 (the “Security”).

Section 3.2	Ranking.

(a)	The Security shall be first-ranking, subject only to the IQ Security and Permitted Liens that have priority by application of law; and

Section 3.3	Costs and Fees.

The Holder’s expenses and legal fees relating to enforcement or exercise of its rights under this Bond or the Security, in connection with the occurrence of an Event of Default or otherwise, and reasonable expenses and legal fees related to any requests for amendments of this Bond or the Security, shall be assumed by the Corporation and paid upon receipt of an invoice to that effect from the Holder.

 (8)

Section 3.4	Charge Valid Irrespective of Advance of Money.

The Security shall have effect and be deemed to be effective whether or not the monies or obligations hereby secured or any part thereof shall be advanced or owing or in existence before or after or upon the date of this Bond and neither the giving of this Bond nor any advance of funds shall oblige the Holder to advance any funds or any additional funds.

ARTICLE 4

COVENANTS

Section 4.1	Affirmative Covenants.

So long as this Bond remains outstanding, the Corporation shall:

(a)	Performance under this Bond. Observe or perform any other covenant, obligation, condition or agreement contained in this Bond and the other Transaction Documents;

(b)	Preservation of Corporate Existence. Preserve and maintain its corporate existence, rights and privileges, and qualify and remain qualified as a corporation in good standing in each jurisdiction in which such qualification is required;

(c)	Compliance with Applicable Laws. Comply in all material respects with all Applicable Laws, including, without limitation, all applicable securities laws and the TSXV rules and regulations;

(d)	Financial and Other Information. So long as any amount owing under this Bond remains unpaid, as soon as practicable following a request therefor from the Holder, the Corporation shall furnish to the Holder such financial or other information relevant to the Corporation’s ability to perform its obligations under this Bond and the other Transaction Documents as the Holder may reasonably request from time to time. The Holder shall have the right to audit such information with prior notice to the Corporation, provided that the Holder shall be responsible for its own costs in connection with such audit;

(e)	Maintenance of Properties and Insurance. The Corporation shall maintain or cause to be maintained in good repair, working order and condition, except normal wear and tear, all of its properties and assets and will make or cause to be made all commercially reasonable and appropriate repairs, renewals and replacements thereof. The Corporation shall obtain or maintain the Approvals including, without limitation, easements necessary for the construction and development of the Property as currently conducted or contemplated under the development plans and, in the case of Approvals with respect to title to the Property shall maintain all such Approvals and with respect to all other Approvals except where failure to obtain and maintain such Approvals could not have a Material Adverse Effect. The Corporation shall maintain adequate equipment for the construction and development of the Property in a reasonable and prudent manner. The Corporation shall, with due diligence and in a reasonable and prudent manner, enforce the material rights granted to it under and in connection with the Property, Approvals and related rights except where failure to enforce such rights could not have a Material Adverse Effect. The Corporation shall maintain or cause to be maintained, with financially sound and reputable insurers, public liability and property damage insurance with respect to its businesses and properties against loss or damage of the kinds customarily carried or maintained by Persons of established reputation engaged in similar businesses and in amounts reasonably acceptable to the Holder;

 (9)

(f)	Taxes. The Corporation shall pay when due all Taxes imposed upon it or any of its respective properties or assets or with respect to any of its respective franchises, business, income or property provided that no such Tax need be paid if the Corporation is contesting the same in good faith by appropriate proceedings promptly instituted and diligently conducted; and

(g)	Further Assurances. The Corporation will, from time to time, execute such other documents or deliver to Holder such instruments, certificates of title or other documents as the Holder at any time may reasonably request to evidence, perfect or otherwise implement the terms of this Bond and the other Transaction Documents including, as applicable, the Conversion.

Section 4.2	Negative Covenants.

From the date hereof until the Conversion, and so long as any amount owing under this Bond remains unpaid, the Corporation shall not, except for the sole purpose of granting indemnities in connection with the Corporation’s work on the Property or with the Holder’s prior written consent:

(a)	other than in the ordinary course of business, sell, assign, transfer or dispose of any of its assets, including but not limited to, any assets and interest in the Property;

(b)	enter into preferred share financing, or any royalty, stream or similar alternative financing;

(c)	incur any additional indebtedness for borrowed money in an aggregate principal amount exceeding $1,000,000; and

(d)	other than with respect to Permitted Liens, create any encumbrance on the Property ranking pari passu, or senior to, the Security, or otherwise create, incur, assume or suffer to exist any Lien on any of its assets ranking pari passu, or senior to, the Security.

ARTICLE 5

CONVERSION OF BOND

Section 5.1	Conversion of this Bond into Common Shares.

(1)	Upon and subject to the provisions and conditions of this Article 5, the Holder shall have the right, at its sole and absolute discretion, at any time (subject to Section 6.1), and from time to time, up to and including the Maturity Date, to convert this Bond (in whole or in part, provided that the Holder shall not have the right to convert this Bond in part unless the portion of the Bond to be converted pursuant to this Article 5 amounts to $3,000,000 or more (unless otherwise agreed to by the parties)) into such number of Common Shares equal to the Principal, including any accrued and unpaid or uncapitalized interest thereon, divided by the Conversion Price (the “Conversion", and the Common Shares issuable pursuant thereto, the “Conversion Shares”), but provided that Conversion of accrued and unpaid or uncapitalized interest thereon shall be subject to TSXV approval at the future time of Conversion and the Conversion Price therefore shall be the “Market Price” as defined in TSXV rules determined at the quarter end on which such interest became payable.

 (10)

(2)	The Holder may exercise its right to effect the Conversion by sending to the Corporation at its principal address a notice to such effect in accordance with the provisions of this Article 5. Upon receipt by the Corporation of such notice, the Holder shall be entered in the books of the Corporation as at the date of Conversion as the holder of the number of Common Shares to which the Holder is entitled to upon Conversion and, as soon as practicable, the Corporation shall deliver to the Holder a certificate or certificates for such Common Shares and, if applicable, execute an electronic transfer (without deduction for any related fees or expenses) for any amount payable under Section 5.4. Upon delivery of the certificates for Common Shares, the Principal, including any accrued and unpaid or uncapitalized interest thereon, in respect of which such notice was given, shall be deemed repaid in full and no longer owing by the Corporation.

(3)	The Holder’s right of Conversion pursuant to this Article 5 shall extend only to the maximum number of whole Common Shares into which the Principal, including any accrued and unpaid or uncapitalized interest thereon, is then converted in accordance with the provisions of paragraph (1). Fractional interests in Common Shares shall be adjusted for in accordance with Section 5.4.

(4)	If a Conversion is in respect of accrued and unpaid or uncapitalized interest, the Corporation shall promptly following receipt of the notice contemplated by Section 5.1(2) make and diligently pursue an application to TSXV to seek approval for the Conversion of such accrued and unpaid or uncapitalized interest.

Section 5.2	Expiry of Bond Conversion Right.

If, at the Maturity Date, the Holder has not exercised its Conversion right, the Principal outstanding, including any accrued and unpaid or uncapitalized interest thereon, shall remain due and payable by the Corporation to the Holder in accordance with Section 1.2, and the Holder’s right to convert this Bond into Common Shares will automatically terminate.

Section 5.3	Adjustment of Conversion Price, etc.

(1)	If and whenever at any time after the date hereof and prior to the Conversion the Corporation shall (i) subdivide, re-divide or change its then outstanding Common Shares into a greater number of Common Shares, (ii) reduce, combine or consolidate its then outstanding Common Shares into a lesser number of Common Shares, or (iii) issue Common Shares (or securities exchangeable for or convertible into Common Shares) to the holders of all or substantially all of its then outstanding Common Shares by way of a stock dividend or other distribution (any of such events herein called a “Share Reorganization”), then the Conversion Price shall be adjusted effective immediately after the effective date of any such event in (i) or (ii) above or the record date at which the holders of Common Shares are determined for the purpose of any such stock dividend or other distribution in (iii) above, as the case may be, by multiplying the Conversion Price in effect on such effective date or record date, as the case may be, by a fraction, (y) the numerator of which shall be the number of Common Shares outstanding on such effective date or record date, as the case may be, before giving effect to such Share Reorganization and (z) the denominator of which shall be the number of Common Shares outstanding immediately after giving effect to such Share Reorganization including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would be outstanding if such securities were exchanged for or converted into Common Shares.

 (11)

(2)	If and whenever at any time after the date hereof and prior to the Maturity Date, there is a capital reorganization of the Corporation or a reclassification or other change in the Common Shares (other than a Share Reorganization) or a consolidation or merger, amalgamation or arrangement of the Corporation with or into any other corporation or other entity (other than a consolidation, merger, amalgamation or arrangement which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other securities), or a transfer of all or substantially all of the Corporation’s undertaking and assets to another corporation or other entity in which the holders of Common Shares are entitled to receive shares, other securities or other property (any of such events being called a “Capital Reorganization”), the Holder shall be entitled to receive, and shall accept, upon the exercise of the right of Conversion at any time after the effective date thereof, in lieu of the number of Common Shares to which the Holder was theretofore entitled on Conversion, the kind and amount of shares, share purchase warrants or other securities or money or other property that the Holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares to which the Holder was entitled upon Conversion, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this Section 5.3(2).

(3)	If and whenever at any time after the date hereof and prior to the Maturity Date, any of the events set out in Section 5.3(1) or Section 5.3(2) shall occur and the occurrence of such event results in an adjustment of the Conversion Price pursuant to the provisions of Section 5.3(1) or Section 5.3(2), as the case may be, then the number of Common Shares issuable pursuant to this Bond shall be adjusted contemporaneously with the adjustment of the Conversion Price by multiplying the number of Common Shares then otherwise issuable upon Conversion immediately prior to such adjustment by a fraction (y) the numerator of which shall be the Conversion Price in effect immediately prior to such adjustment, and (z) the denominator of which shall be the Conversion Price resulting from such adjustment.

(4)	If any question arises with respect to the adjustments provided in this Section 5.3, such question shall be conclusively determined by a firm of chartered professional accountants appointed by the Corporation and acceptable to the Holder. Such chartered professional accountants shall be given access to all necessary records of the Corporation and their determination shall be binding upon the Corporation and the Holder.

 (12)

Section 5.4	No Requirement to Issue Fractional Shares.

The Corporation shall not be required to issue fractional Common Shares upon the Conversion. If any fractional interest in a Common Share would, except for the provisions of this Article 5, be deliverable upon the Conversion, the Corporation shall, in lieu of delivering any certificate of fractional interest, satisfy the fractional interest by paying to the Holder an amount of lawful money of Canada equal (computed to the nearest whole cent, and one-half of a cent being rounded up) to the Principal remaining outstanding after so much of the Principal, including any accrued and unpaid or uncapitalized interest thereon, as may be converted into a whole number of Common Shares has been so converted.

Section 5.5	Notice of Special Matters.

The Corporation shall give notice to the Holder, in the manner provided in Article 8, of its intention to fix a record date for any event mentioned in Section 5.3 which may give rise to an adjustment in the number of Common Shares which may be acquired pursuant to Section 5.1, and, in each case, the notice shall specify the particulars of the event and the record date and the effective date for the event; provided that the Corporation shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than 14 days prior to the applicable record date.

Section 5.6	Corporation to Reserve Shares and Hold Period.

The Corporation shall at all times reserve and keep available out of its authorized Common Shares and solely for the purpose of conversion as in this Article 5 provided, and conditionally allot to the Holder, such number of Common Shares as shall then be issuable upon the Conversion. The Corporation covenants with the Holder that all Common Shares which shall be so issuable shall be duly and validly issued as fully-paid and non-assessable. This Bond and, in the event the Conversion occurs within four months from the Closing Date, the Common Shares issuable upon the Conversion, will be subject to a customary four month and one day hold period. Any certificate representing Common Shares issued on Conversion as provided in this Article 5 within four months from the date hereof shall bear the following legend (and such other legend as required by the TSXV or applicable securities laws):

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY BEFORE •, 2020.

WITHOUT PRIOR WRITTEN APPROVAL OF TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THIS SECURITY MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL •, 2020."

Section 5.7	Holder not a Shareholder.

Nothing in this Bond shall, in itself, confer or be construed as conferring upon the Holder any right or interest whatsoever as a shareholder of the Corporation, including, but not limited to, the right to vote at, to receive, subject to Section 5.5, notice of, or to attend, meetings of shareholders or any other proceedings of the Corporation, or the right to receive dividends and other distributions.

 (13)

ARTICLE 6

REPURCHASE OF BOND

Section 6.1	Repurchase of Bond at the Option of the Corporation.

(1)	The Corporation shall have the right, at its sole and absolute discretion, at any time, and from time to time, up to and including the Maturity Date, to repurchase this Bond in whole for cash (the “Repurchase Option”) by paying to the Holder an amount equal to (the “Repurchase Amount”) the sum of (i) the Principal, (ii) any accrued and unpaid interest under this Bond, and (iii) an amount equal to the unaccrued interest under this Bond from and after the date of repurchase up to the Maturity Date, provided that it first gives no less than fifteen (15) days written notice to that effect to the Holder. The notice to be delivered by the Corporation pursuant to this Section 6.1 (the “Repurchase Notice”) shall, among other things, specify that date on which the repurchase is to be completed (the “Repurchase Date”), which date shall be no less than fifteen (15) and no more than thirty (30) from the date on which the Repurchase Option is exercised.

(2)	Upon receipt by the Holder of a Repurchase Notice from the Corporation, the Holder shall have the right to effect the Conversion pursuant to Section 5.1 for a period of fifteen (15) days. Thereafter, if the Holder has not exercised its right, the Holder shall (i) surrender this Bond for immediate cancellation to the Corporation, and (ii) thereafter be entitled, on the Repurchase Date, to receive the Repurchase Amount by way of transfer of immediately available funds (or as may otherwise be agreed by the parties). Notwithstanding the foregoing, despite having received a Repurchase Notice the Holder may convert any or all of the Principal amount of this Bond at any time up to the Repurchase Date in accordance with the procedures set forth in Article 5

ARTICLE 7

EVENTS OF DEFAULT

Section 7.1	Events of Default.

The occurrence of any of the following events shall constitute an “Event of Default” under this Bond:

(a)	the Corporation fails to make payment when due of the Principal outstanding or of any accrued and unpaid or uncapitalized interest thereon, unless such default is remedied within 5 Business Days after notice thereof by the Holder to the Corporation;

(b)	default by the Corporation in the performance or observance of any other covenant, condition or obligation contained in this Bond or any Transaction Document, unless such default is remedied within 15 days after notice thereof by the Holder to the Corporation;

(c)	any representation or warranty made or deemed to be made by the Corporation in this Bond or in any other Transaction Documents is found to be false or inaccurate in any material respect (unless such representation or warranty is already qualified by materiality or Material Adverse Effect or words to that effect, in which case it shall be an event of default if any such representation or warranty is found to be false or inaccurate in any respect);

 (14)

(d)	a Material Adverse Effect occurs after the Date of this Bond;

(e)	a proceeding in bankruptcy or insolvency of the Corporation or for a receiver or trustee for any of its property is filed by or against the Corporation provided that the Corporation shall not be in default hereunder if it is contesting such proceeding in good faith;

(f)	any execution, distress or other enforcement process, whether by court order or otherwise, becomes enforceable against any material property and assets of the Corporation, provided that the Corporation shall not be in default hereunder if it is contesting such proceeding in good faith and has obtained a stay of such proceedings and has set aside in trust a satisfactory amount of money to satisfy the claim in the event that it is not successful in opposing the proceeding;

(g)	if, at any time prior to the Conversion, the Common Shares are no longer listed and posted for trading on the TSXV or another stock exchange acceptable to the Holder, acting reasonably; or

(h)	if, at any time prior to the Conversion, the Corporation is no longer a “reporting issuer” or the equivalent under the applicable securities laws or is included on a list of defaulting reporting issuers maintained by securities regulators or commissions in any province or territory where it had that status at the date this Bond was first issued.

Section 7.2	Consequences of an Event of Default.

Upon the occurrence of any Event of Default, the Holder may by notice to the Corporation, declare that all Obligations and all monies secured shall at the option of the Holder become forthwith due and payable and all of the rights and remedies hereby conferred in respect of the Security shall become immediately enforceable and any and all additional and collateral securities for payment of this Bond shall become immediately enforceable.

ARTICLE 8

MISCELLANEOUS

Section 8.1	Waiver.

(1)	No amendment or waiver of any provision of this Bond, nor consent to any departure by the Corporation or any other Person from such provisions, is effective unless in writing and approved by the Holder. Any amendment, waiver or consent is effective only in the specific instance and for the specific purpose for which it was given.

(2)	No failure on the part of the Holder to exercise, and no delay in exercising, any right under this Bond shall operate as a waiver of such right; nor shall any single or partial exercise of any right under this Bond preclude any other or further exercise of such right or the exercise of any other right.

 (15)

Section 8.2	Power of Attorney.

The Corporation irrevocably appoints the Holder and its officers from time to time or any of them to be the attorneys of the Corporation in the name of and on behalf of the Corporation to execute, from and after the occurrence of an Event of Default which is continuing, such deeds, transfers, conveyances, assignments, assurances and things which the Corporation ought to execute and do under the covenants and provisions herein contained and generally to use the name of the Corporation in the exercise of all or any of the powers hereby conferred on the Holder.

Section 8.3	Holder May Remedy Default.

If the Corporation fails to do anything hereby required to be done by it, the Holder may, but shall not be obliged to, do such thing and all sums thereby expended by the Holder shall be payable forthwith by the Corporation, shall be secured by the Security, but no such performance by the Holder shall be deemed to relieve the Corporation from any default hereunder.

Section 8.4	Notices, etc.

Any notice, direction or other communication to be given under this Bond shall, except as otherwise permitted, be in writing and given by delivering it or sending it by email or other similar form of recorded communication addressed:

(a)	To the Corporation at:

Nouveau Monde Graphite Inc.

331 rue Brassard

Saint-Michel-des-Saints, Québec, J0K 3B

Attention:	Eric Desaulniers, President and Chief Executive Officer

Email:	[*****]

(b)	To the Holder at:

Pallinghurst Graphite Limited

70 Pall Mall,

St James’s

London SW1Y 5ES

Attention:	Anthony Payne, Chief Compliance Officer

Email:	[*****]

Any such communication shall be deemed to have been validly and effectively given if (i)  personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Montreal time), otherwise on the next Business Day, (ii)  transmitted by email or similar means of recorded communication on the Business Day following the date of transmission. Any party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to the Party at its changed address.

 (16)

Section 8.5	Confidentiality.

(1)	Except as specifically otherwise provided for herein, the Parties will keep confidential this Bond and will refrain from using it other than for the activities contemplated hereunder or publicly disclosing it if required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction or with the consent of the other party hereto, such consent not to be unreasonably withheld, provided that the provisions of this Section 8.5 shall not apply to information which is or becomes part of the public domain other than through a breach of the terms hereof.

(2)	The Parties will consult with each other prior to issuing any press release or other public statement regarding this Bond. In addition, each Party will, to the extent practicable, obtain prior consent from the other Party before issuing any press release or public statement regarding this Bond, except if such disclosure is required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction (a “Regulatory News Release”) and the other Party unreasonably withholds consent to such press release or other public statement or does not provide such consent in a timely manner. Notwithstanding the above, when practicable, where a Party requests consent from the other Party of any press release or public statement and the other Party has not responded to such request within forty-eight (48) hours, then the Party proposing the press release or public statement will be entitled to proceed with its disclosure as if it had received consent from the other Party, which forty eight (48) hours period shall be reduced to twelve (12) hours in the case of a Regulatory News Release.

(3)	Where a request is made for permission under this Section 8.5 to disclose confidential information, a reply thereto will be made as soon as possible and in any event within forty-eight (48) hours after receipt of such request, failing which the Party requesting will be entitled to disclose such information in the limited circumstances specified in such request as if such consent had been given.

Section 8.6	Severability.

If any provision of this Bond is deemed by any court of competent jurisdiction to be invalid or void, the remaining provisions shall remain in full force and effect.

Section 8.7	Successors and Assigns, etc.

Neither this Bond nor any of the rights, interests or obligations hereunder may be transferred or assigned, by operation of law or otherwise, as a whole or in part by any party without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed, and in compliance with all Applicable Law.

Section 8.8	Governing Law.

This Bond shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein and the parties hereby irrevocably attorn to the jurisdiction of the courts of the Province of Québec.

 (17)

Section 8.9	Counterparts.

This Bond may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same instrument.

[Signature page follows.]

 (18)

IN WITNESS WHEREOF the parties have executed this Bond as of the date first written above.

NOUVEAU MONDE GRAPHITE INC.

By:
Name:
Title:

PALLINGHURST GRAPHITE LIMITED

By:
Name:
Title:

 (19)

EXHIBIT A

PROPERTY

[Intentionally Omitted]

EXHIBIT B

FORM OF INVESTMENT AGREEMENT

(See attached.)

AMENDED AND RESTATED INVESTMENT AGREEMENT

THIS AMENDED AND RESTATED INVESTMENT AGREEMENT (this “Agreement”) is dated as of •, 2020,

BETWEEN:

PALLINGHURST GRAPHITE LIMITED, a limited liability company existing under the laws of the of England ("Pallinghurst”);

- and -

NOUVEAU MONDE GRAPHITE INC., a corporation existing under the federal laws of the Canada (the “Corporation”).

RECITALS:

A.	Pursuant to a subscription agreement dated as April 2, 2019 (the “Subscription Agreement”) between Pallinghurst and the Corporation, Pallinghurst agreed to subscribe for, and acquire, a number of Common Shares.

B.	As a condition to the entering into of the transactions contemplated by the Subscription Agreement, the Corporation has agreed to grant Pallinghurst certain rights as set out in this Agreement.

C.	Pursuant to a Bond Subscription Agreement and Royalty Purchase Agreement each dated July 14, 2020 between Pallinghurst and the Corporation, Pallinghurst agreed to purchase and acquire, and the Corporation agreed to create, issue and sell, a convertible bond in the principal amount of C$15 million and a net smelter royalty (collectively, the “2020 Transactions”);

D.	In connection with the 2020 Transactions the parties wish to amend and restate the Investment Agreement as this Amended and Restated Investment Agreement to reflect additional terms agreed between the parties and to bring current portions of the Investment Agreement that had previously lapsed or expired;

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration the receipt and adequacy of which are acknowledged, the Parties agree as follows.

ARTICLE 1

INTERPRETATION

Section 1.1	Defined Terms

As used in this Agreement, the following terms have the following meanings:

"Act" means the Canada Business Corporations Act.

"Affiliate" has the meaning ascribed thereto in National Instrument 45-106 - Prospectus Exemptions of the Canadian Securities Administrators.

"Agreement" or “Investment Agreement” or “Amended and Restated Investment Agreement” means this investment agreement, as amended, modified, restated, replaced or supplemented from time to time.

"Anti-Dilution Rights” has the meaning given such term in Section 3.1(2).

"Applicable Securities Laws” means any and all securities Laws, statutes, rules, regulations, by-laws, policies, guidelines, orders, decisions, rulings and awards, applicable in the jurisdiction of Québec.

"Board" means the board of directors of the Corporation.

"Business Day” means any day of the year, other than a Saturday, Sunday or a day on which banks are closed for the transaction of regular business in the City of Montreal, Québec, Canada or London, England.

"Canadian Securities Regulatory Authorities” means the securities commissions or regulatory authorities of Canada and of each of the provinces of Canada.

"Common Shares” means the common shares in the capital of the Corporation.

"Corporation" means Nouveau Monde Graphite Inc.

"Director Nominee” has the meaning given to such term in Section 2.1(1).

"Directors" mean the directors of the Corporation from time to time.

"Equity Securities” has the meaning given to such term in Section 3.1(1).

"Exchange" means the TSX Venture Exchange or the Toronto Stock Exchange, or any other stock exchange upon which the Common Shares may be listed.

"Execution Date” means April 2, 2019.

"Financing Anti-Dilution Right” has the meaning given such term in Section 3.1(1).

"Financing Notice” has the meaning given such term in Section 3.2(1)(a).

"Financing Subscription Notice” has the meaning given such term in Section 3.2(1)(b).

"Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau or agency, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any stock exchange and (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

"IFRS" means International Financial Reporting Standards issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Interpretations Committee at the relevant time applied on a consistent basis.

"Issuance Anti-Dilution Right” has the meaning specified in Section 3.1(2).

"Issuance Anti-Dilution Right Exercise Price” means the volume-weighted average trading price of the Common Shares on the Exchange over the five (5) trading days ending on the date that is immediately prior to the issuance of the Common Shares pursuant to the applicable Subsequent Issuance; provided that if such exercise price does not in the particular circumstances of the applicable Issuance Anti-Dilution Right receive applicable regulatory approvals, including approval of the Exchange, then the exercise price applicable to such Issuance Anti-Dilution Right shall instead be the minimum price that receives applicable regulatory approvals, including approval of the Exchange, in respect of the Issuance Anti-Dilution Right.

"Issuance Notice” has the meaning given to such term in Section 3.3(1)(a).

"Issuance Participation Notice” has the meaning given to such term in Section 3.3(1)(b).

"Law" means any and all applicable (i) laws, constitutions, treaties, statutes, codes, ordinances, orders, decrees, rules, regulations and by-laws, (ii) judgments, orders, writs, injunctions, decisions, awards and directives of any Governmental Entity and (iii) policies, guidelines, notices and protocols of any Governmental Entity.

"Notice" has the meaning specified in Section 7.1(1).

"Parties" means the Corporation and Pallinghurst, and any other Person that becomes a party to this Agreement.

"Person" means a natural person, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.

"Pro Rata Interest” means, on any date, the security ownership interest of Pallinghurst and its Affiliates in the Corporation, expressed as a percentage, equal to (i) the aggregate number of outstanding Common Shares and other voting or equity shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by Pallinghurst and its Affiliates; divided by (ii) the aggregate number of outstanding Common Shares and other voting or equity shares of the Corporation. For purposes of this calculation, unless expressly stated to the contrary in this Agreement, the Common Shares issuable upon the exercise or conversion of any warrants or convertible securities beneficially owned by Pallinghurst or its Affiliates shall be deemed to be outstanding for purposes of this calculation and included in the calculation of (i) and (ii) above.

"Subscription Agreement” has the meaning specified in the Recitals to this Agreement.

"Subsequent Issuance” has the meaning specified in Section 3.1(2).

"Subsequent Offering” has the meaning specified in Section 3.1(1).

Section 1.2	Gender and Number

Any reference in this Agreement to gender includes all genders. Words importing the singular number only include the plural and vice versa.

Section 1.3	Headings, etc.

The division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect its interpretation.

Section 1.4	Currency

All references in this Agreement to dollars or to “C$” are expressed in Canadian currency unless otherwise specifically indicated.

Section 1.5	Certain Phrases, etc.

In this Agreement, (i) the words “including”, “includes” and “include” mean “including (or includes or include) without limitation”, and (ii) the words “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”. The expressions “Article”, “Section” and other subdivision followed by a number mean and refer to the specified Article, Section or other subdivision of the Agreement. In the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.

Section 1.6	Accounting Terms

All accounting terms not specifically defined in this Agreement are to be interpreted in accordance with IFRS.

Section 1.7	Statutory References

Except as otherwise provided in this Agreement, any reference in this Agreement to a statute refers to such statute and all rules and regulations made under it as they may have been or may from time to time be amended, re-enacted or superseded.

Section 1.8	No Partnership

Nothing in this Agreement will be deemed to constitute a partnership, agency or similar relationship between the Corporation and Pallinghurst. Except as provided herein or as the Parties may otherwise agree, each Party shall have the right to engage in and receive the full benefits from any independent business activities or operations, whether or not competitive with the business activities and operations carried on by the other Parties, without consulting with, or incurring any obligation to, the other Parties.

ARTICLE 2

BOARD REPRESENTATION

Section 2.1	Directors of the Corporation

(1)	Until this Agreement is terminated in accordance with Article 6, Pallinghurst shall be entitled to:

(a)	nominate three (3) individuals for appointment or election as Directors of the Corporation if its Pro Rata Interest (but exclusive of any outstanding warrants, the underlying Common Shares of which shall not be considered outstanding for this purpose), is at least equal to 20.0%; or

(b)	nominate two (2) individuals for appointment or election as Directors of the Corporation if its Pro Rata Interest (but exclusive of any outstanding warrants, the underlying Common Shares of which shall not be considered outstanding for this purpose), is less than 20.0% but greater than 10.0%;

each, a “Director Nominee", and provided further that the number of Directors of the Corporation shall not exceed ten (10).

(2)	Each Director Nominee must be acceptable to the Exchange, and not be disqualified from being a Director under the Act or by the applicable Canadian Securities Regulatory Authorities. In determining its Director Nominees, Pallinghurst will give due consideration to director independence requirements under Applicable Securities Laws, as well as the gender and diversity of its Director Nominees. However, for certainty, nothing in this Section 2.1(2) shall require Pallinghurst to nominate any individual that is “independent” under Applicable Securities Laws including under National Instrument 52-110 – Audit Committees.

(3)	The Corporation shall include the Director Nominees in its proposed slate of Directors nominated for election at each annual or special meeting of shareholders at which Directors are to be elected, and management of the Corporation shall recommend that shareholders vote in favour of all such individuals required to be nominated under Section 2.1(1) for election as a Director.

(4)	If at any time a meeting of the shareholders of the Corporation is required to give effect to this Article 2, Pallinghurst shall provide the name(s) of the Director Nominee(s) and biographical information at least 20 days in advance of the anticipated mailing date of the management information circular for such meeting and the Corporation shall present such individual as part of management’s list of Director nominees, provided however that the Corporation shall give Pallinghurst at least 45 days’ notice of the anticipated mailing date for such management information circular.

(5)	‘If the Pro Rata Interest of Pallinghurst (but exclusive of any outstanding warrants, the underlying Common Shares of which shall not be considered outstanding for this purpose):

(a)	falls below twenty percent (20.0%) for not less than thirty (30) calendar days but remains above ten percent (10.0%), and Pallinghurst then has three (3) Director Nominees serving as Directors, then upon notice being delivered by the Corporation requiring the resignation of one (1) Director Nominee, one (1) Director Nominee shall forthwith resign and shall, pursuant to the terms of the constating documents of the Corporation or Law, cease to hold office as a Director on the Board or any committee thereof, or

(b)	falls below ten percent (10%) for not less than thirty (30) calendar days, then upon notice being delivered by the Corporation requiring the resignation of the Director Nominees, all the Director Nominees shall forthwith resign and shall, pursuant to the terms of the constating documents of the Corporation or Law, cease to hold office as a Director on the Board or any committee thereof.

(6)	In the event that the Pro Rata Interest (but exclusive of any outstanding warrants, the underlying Common Shares of which shall not be considered outstanding for this purpose) of Pallinghurst decreases below ten percent (10%) of the then outstanding Common Shares, Section 2.1(1) shall become inoperative but provided that Pallinghurst shall be entitled to all of its rights under Section 2.1 if Pallinghurst subsequently, and within 30 calendar days, comes to again have such a Pro Rata Interest of at least ten percent (10%) of the then outstanding Common Shares and prior to termination of this Agreement in accordance with Article 6.

(7)	At any time:

(a)	upon written request of the Corporation, Pallinghurst shall promptly confirm to the Corporation the number of Common Shares, warrants and convertible securities, Pallinghurst and its Affiliates then hold for the purposes of determining the Pro Rata Interest of Pallinghurst; and

(b)	upon written request of Pallinghurst, the Corporation shall promptly confirm to Pallinghurst the number of issued and outstanding Common Shares.

(8)	For so long as Pallinghurst is entitled to nominate at least two (2) Director Nominees pursuant to this Article 2, the Corporation shall ensure that at least one (1) Director Nominee of Pallinghurst, as directed by Pallinghurst, is appointed to each standing committee of the Board established from time to time and provided that (i) such appointment is acceptable to the Exchange and does not conflict with the Act or Applicable Securities Laws and (ii) the Director Nominee satisfies the eligibility criteria for such committee in the Board’s reasonable determination.

(9)	If a Director Nominee resigns, is lawfully removed, is not elected by the shareholders, or otherwise ceases to be eligible to be a Director for any reason, Pallinghurst shall be entitled to fill such vacancy by the election or appointment of another individual nominated by Pallinghurst, provided that Pallinghurst is still entitled to do so pursuant to this Article 2.

ARTICLE 3

FINANCING MATTERS

Section 3.1	Pre-Emptive Anti-Dilution Rights

(1)	Until the date that is twelve (12) months following the closing date of the 2020 Transactions, in the event that the Corporation proposes or commences a financing for cash consideration by way of a public offering or private placement (each, a “Subsequent Offering”) of Common Shares, other voting or equity shares of the Corporation or securities exchangeable for or convertible into Common Shares or such other voting or equity shares of the Corporation (collectively, “Equity Securities”), Pallinghurst shall have the right (the “Financing Anti-Dilution Right”) to subscribe for that portion of the number of Equity Securities being offered in the Subsequent Offering such that the Pro Rata Interest of Pallinghurst following the Subsequent Offering shall be equal to its then Pro Rata Interest immediately prior to the Subsequent Offering, all on the same terms and conditions as offered to other potential subscribers of the Subsequent Offering and in compliance with Section 3.2. For greater certainty, the term “Subsequent Offering” shall exclude: (x) the granting or exercise of securities under the Corporation’s Option Plan and/or security-based compensation arrangements previously approved by shareholders of the Corporation and (y) the issuance of Common Shares following the conversion or exchange of securities of the Corporation (i) that are outstanding as of the Execution Date or (ii) for which Pallinghurst has had the opportunity to exercise its Anti-Dilution Rights in accordance with this Agreement into Common Shares.

(2)	Until the date that is twelve (12) months following the closing date of the 2020 Transactions, in the event the Corporation proposes or becomes obligated to issue Equity Securities other than under a Subsequent Offering (each such issuance of Equity Securities, a “Subsequent Issuance”), Pallinghurst shall have the right (the “Issuance Anti-Dilution Right” and together with the Financing Anti-Dilution Right, the “Anti-Dilution Rights”) to purchase from treasury of the Corporation such number of Equity Securities such that the Pro Rata Interest of Pallinghurst following the Subsequent Issuance shall be equal to its then Pro Rata Interest immediately prior to the Subsequent Issuance, all in compliance with Section 3.3. For greater certainty, the term “Subsequent Issuance” shall exclude: (x) the granting or exercise of securities under the Corporation’s Option Plan and/or security-based compensation arrangements previously approved by shareholders of the Corporation and (y) the issuance of Common Shares following the conversion or exchange of securities of the Corporation (i) that are outstanding as of the Execution Date or (ii) for which Pallinghurst has had the opportunity to exercise its Anti-Dilution Rights in accordance with this Agreement into Common Shares or (iii) which are held by Pallinghurst or an Affiliate.

(3)	The Anti-Dilution Rights, as applicable, may only be exercised in whole by Pallinghurst.

(4)	Subject to Section 3.1(5), if the Pro Rata Interest of Pallinghurst and its Affiliates falls below ten percent (10%), each of the Corporation and Pallinghurst shall thereafter cease to have any rights and obligations under this Section 3.1.

(5)	Notwithstanding Section 3.1(4), and in the circumstance that Section 3.1(4) shall become operative, Pallinghurst shall be entitled to all of its rights under this Section 3.1 if Pallinghurst subsequent, and within 30 calendar days of Section 3.1(4) becoming operative, again comes to have a Pro Rata Interest of at least ten percent (10%), but prior to the termination of this Agreement in accordance with Article 6.

(6)	The Anti-Dilution Rights are not assignable or transferable by Pallinghurst, provided however that Pallinghurst may exercise the Anti-Dilution Rights in the name of an Affiliate.

(7)	The Parties acknowledge that the issuance of Equity Securities pursuant to the Anti-Dilution Rights exercised in connection with a Subsequent Offering or a Subsequent Issuance is subject to Applicable Securities Laws and the rules of the TSXV.

Section 3.2	Procedure for Exercise of Financing Anti-Dilution Right

(1)	For so long as the Financing Anti-Dilution Right continues to be in effect, and in the event that the Corporation proposes a Subsequent Offering:

(a)	the Corporation shall deliver to Pallinghurst copies of all documents and other materials delivered by the Corporation (or any agent of the Corporation) to subscribers under the Subsequent Offering and a notice in writing (the “Financing Notice”) specifying:

(i)	as of the date thereof, the total number of Common Shares outstanding;

(ii)	if known by the Corporation at such time, the identity of the proposed purchaser(s) of Equity Securities which are being offered;

(iii)	the total number and type of Equity Securities which are being offered;

(iv)	the rights, privileges, restrictions, terms and conditions of such Equity Securities;

(v)	the consideration for which such Equity Securities are being offered (which may correspond to a discount based on the volume-weighted average trading price on the date of the applicable financing); and

(vi)	the proposed closing date of the Subsequent Offering.

(b)	Pallinghurst shall have the option by notice given to the Corporation (a “Financing Subscription Notice”), to subscribe for up to such number of Equity Securities being offered for sale (as described in the Financing Notice) for the consideration set forth in the Financing Notice such that its Pro Rata Interest after giving effect to the proposed Subsequent Offering shall be equal to its then Pro Rata Interest immediately prior to the Subsequent Offering. In the Financing Subscription Notice, Pallinghurst shall specify the number of Equity Securities beneficially owned, directly or indirectly, by it as at the date of the Financing Notice and the number of Equity Securities for which Pallinghurst is subscribing. The right to subscribe is exercisable by Pallinghurst for a period of fifteen (15) Business Days from the date the Financing Notice is delivered, provided that such period shall be reduced, in the case of a ‘bought deal’ financing proposal where the Corporation has entered into a binding commitment with one or more underwriters to purchase Equity Securities for resale by means of a short form prospectus to be filed with the applicable Canadian securities regulatory authorities, to 48 hours from the time of the binding commitment, and, in each such case, at the option of Pallinghurst, any Equity Securities subscribed for by Pallinghurst may be issued by the Corporation on a private placement basis or otherwise under the relevant prospectus.

(c)	If Pallinghurst fails to deliver a Financing Subscription Notice within the period identified in Section 3.2(1)(b) or waives its rights hereunder following receipt of a Financing Notice, then any rights which Pallinghurst may have had to subscribe for any of the Equity Securities covered by that specific Financing Notice shall be extinguished, provided that the Corporation shall not then complete a Subsequent Offering within the next 60 days, following the delivery of the Financing Notice for less consideration per Equity Security or otherwise on more favourable terms to the subscribers without first providing Pallinghurst with an amended Financing Notice, in which case this Section 3.2 shall apply again and the Corporation shall not complete any new Subsequent Offering at the end of the 60 day period without first providing Pallinghurst with a new Financing Notice.

(d)	Each Financing Notice and Financing Subscription Notice, taken together with each subscription agreement in the form that all subscribers are required to enter into with the Corporation, if any, shall constitute a binding agreement by Pallinghurst to subscribe for and take up, and by the Corporation to issue and sell to Pallinghurst, the number of Equity Securities subscribed for therein upon the terms and conditions specified in the Financing Notice, provided however that the closing of any purchase by Pallinghurst pursuant to the Financing Notice shall only be consummated concurrently with and to the extent of the number of Equity Securities issued under the issuance or sale described in the Financing Notice is consummated.

Section 3.3	Procedure for Exercise of Issuance Anti-Dilution Right

(1)	For so long as the Issuance Anti-Dilution Right continues to be in effect, and in the event that the Corporation proposes a Subsequent Issuance:

(a)	the Corporation shall deliver to Pallinghurst copies of all material documents in connection with the Subsequent Issuance and a notice in writing (the “Issuance Notice”) specifying:

(i)	as of the date thereof, the total number of Common Shares outstanding;

(ii)	if known by the Corporation at such time, the identity of the proposed acquirer(s) of Equity Securities which are being issued;

(iii)	the total number and type of Equity Securities which are being issued;

(iv)	the rights, privileges, restrictions, terms and conditions of such Equity Securities;

(v)	the Corporation’s best estimate of the consideration for which such Equity Securities are being offered, expressed in dollars; and

(vi)	the proposed closing date of the Subsequent Issuance.

(b)	Pallinghurst shall have the option by notice given to the Corporation (an “Issuance Participation Notice”), to purchase from treasury of the Corporation such number of Equity Securities such that the Pro Rata Interest of Pallinghurst immediately following the Subsequent Issuance that is the subject of the Issuance Notice shall be equal to its then Pro Rata Interest immediately prior to the Subsequent Issuance at a price per share equal to the Issuance Anti- Dilution Right Exercise Price. The price per share shall be adjusted for an issuance of Equity Securities other than Common Shares to reflect the proportionate economics of such Equity Securities relative the Common Shares. In the Issuance Participation Notice, Pallinghurst shall specify the number of Equity Securities beneficially owned, directly or indirectly, by it as at the date of the Issuance Notice and the number of Equity Securities which Pallinghurst is purchasing. The right to purchase such Equity Securities is exercisable by Pallinghurst for a period of ten (10) Business Days from the date the Issuance Notice is delivered.

(c)	If Pallinghurst fails to deliver an Issuance Participation Notice within the period identified in Section 3.3(1)(b) or waives its rights hereunder following receipt of an Issuance Notice, then any rights which Pallinghurst may have had to purchase any Equity Securities covered by that specific Issuance Notice shall be extinguished.

(d)	Each Issuance Notice and Issuance Participation Notice, taken together with the subscription agreement which Pallinghurst will be required to enter into with the Corporation, if any, shall constitute a binding agreement by Pallinghurst to purchase and take up, and by the Corporation to issue and sell to Pallinghurst, the number of Equity Securities subscribed for therein upon the terms and conditions specified in this Section 3.3.

ARTICLE 4

COVENANTS

Section 4.1	Pallinghurst Lock-Up

Pallinghurst agrees that, until the date that is twelve (12) months following the closing date of the 2020 Transactions, Pallinghurst will not directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, transfer, or otherwise dispose of or monetize the economic value of (or announce any intention to do any of the foregoing) any Common Shares of the Corporation, whether now owned directly or indirectly, or under their control or direction, or with respect to which it has beneficial ownership, subject to the following exceptions: (w) if the Corporation receives a bona fide offer which was unsolicited by Pallinghurst, which has not been withdrawn, to enter into a transaction or arrangement, or proposed transaction or arrangement, pursuant to which, if entered into or completed substantially in accordance with its terms, a party could, directly or indirectly acquire a controlling Common Share interest (including an economic interest) in, the Corporation, whether by way of takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction, share buyback, securities issue, reverse takeover, dual-listed company structure or other synthetic merger, transaction or arrangement; (x) in respect of sales to affiliates of Pallinghurst, or any company, trust or other entity owned by or maintained for the benefit of Pallinghurst, provided that any such transferee shall have entered into an agreement having identical terms as this agreement; (y) to transfers occurring by operation of law; or (z) with the prior written consent of the Corporation.

Section 4.2	Information and Access Rights

(1)	The Corporation shall provide to Pallinghurst, as soon as available (and in any event within 30 days) after the end of each calendar month (or, in the case of the final calendar month of any fiscal year, as soon as available (and in any event within 60 days) after the end of such calendar month), one copy of the monthly financial and operational report for the Corporation.

(2)	The Corporation shall maintain accurate and complete books and records of all transactions, receipts, expenses, assets and liabilities of the Corporation in accordance with IFRS, consistently applied, and the Corporation shall pay for all expenses related to the maintenance of such books and records, including the filings of any tax returns as may be required by applicable law. Pallinghurst, or its nominee or other authorized agent or representative, shall be entitled to examine such books and records and to visit the facilities and properties of the Corporation and have an in-person meeting with the Corporation’s senior management during normal business hours on reasonable notice and at its own expense, subject to reasonable confidentiality undertakings.

(3)	If the Pro Rata Interest of Pallinghurst and its Affiliates falls below ten percent (10%) for at least thirty (30) calendar days, Pallinghurst shall thereafter cease to have any rights under this Section 4.2.

Section 4.3	No Shareholder Rights Plan

The Corporation shall not propose, implement, adopt, or resolve to propose, implement or adopt a shareholder rights plan without the prior written consent of Pallinghurst, which consent may be withheld in its sole and absolute discretion.

Section 4.4	Continued Exchange Listing

The Corporation shall maintain a listing for its Common Shares on the Exchange, or another securities or stock exchange approved in advance by Pallinghurst, and shall not de-list or resolve to de-list its Common Shares from the Exchange without the prior written consent of Pallinghurst, which consent may be withheld, unless such de-listing results from a merger, business combination or plan of arrangement in which the shareholders of the Corporation receive securities of another listed entity.

Section 4.5	Share Classes

The Corporation shall not at any time, without the prior written consent of Pallinghurst, which consent may be withheld in its sole and absolute discretion, amend its articles, notice of articles, or other constating documents, or agree to do so, or take any steps to do so (including by means of calling a shareholder meeting or setting a record date for a shareholder meeting in respect thereof), where such amendment would create a class or series of equity or voting shares which, if approved, would have voting rights, a right to a dividend or distribution, a right to the remaining property of the Corporation following dissolution, liquidation or winding-up, or any other rights, which are more advantageous or favourable than those provided to the holders of the Common Shares.

Section 4.6	Stock Option Plan; Securities-Based Compensation Arrangements

(1)	The Corporation shall be permitted to grant options under its Option Plan in accordance with its terms.

(2)	The Corporation shall be permitted to amend its Option Plan in accordance with its terms, Applicable Securities Laws and Exchange rules, but shall not be permitted, without the written consent of Pallinghurst (which consent may be withheld), to amend such Option Plan to provide it with a capacity to issue options which represent greater than ten percent (10%) of issued Common Shares at any point in time.

(3)	The Corporation covenants and agrees at all times, that the number of Common Shares that may be made issuable under its Option Plan, together with all other securities based compensation arrangements of the Corporation, shall not represent an entitlement to issue securities under such plans which entitle the holders thereto to greater than ten percent (10%) of issued Common Shares in the aggregate at any point in time.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES

Section 5.1	Representations and Warranties of Pallinghurst

Pallinghurst hereby represents and warrants to the Corporation as follows and acknowledges and confirms that the Corporation is relying on such representations and warranties in entering into this Agreement:

(a)	Corporate Power. Pallinghurst has been duly formed and is validly existing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to enter into and deliver this Agreement and to perform its obligations under this Agreement.

(b)	Conflict With Other Instruments. The execution and delivery by Pallinghurst and the performance by it of its obligations under, and compliance with the terms, conditions and provisions of, this Agreement will not conflict with or result in a breach of: (i) its constating documents, (ii) any applicable Law, (iii) any agreement or instrument to which it is a party or by which it is bound or by which any of its properties or assets are bound, or (iv) any judgment, injunction, determination or award which is binding on Pallinghurst.

(c)	Corporate Action. The execution and delivery of this Agreement by Pallinghurst and the performance by it of its obligations under this Agreement has been duly authorized by all necessary corporate action on the part of Pallinghurst.

(d)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by Pallinghurst and constitutes a legal, valid and binding obligation of it enforceable against Pallinghurst in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

Section 5.2	Representations and Warranties of the Corporation

The Corporation represents and warrants as follows and acknowledges and confirms that Pallinghurst is relying on such representations and warranties in entering into this Agreement:

(a)	Corporate Power. The Corporation has been duly formed and is validly existing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to enter into and deliver this Agreement and to perform its obligations under this Agreement.

(b)	Conflict With Other Instruments. The execution and delivery by the Corporation and the performance by it of its obligations under, and compliance with the terms, conditions and provisions of, this Agreement will not conflict with or result in a breach of: (i) its constitutional documents, (ii) any applicable Law, rule or regulation, (iii) any agreement or instrument to which it is a party or by which it is bound or by which any of its properties or assets are bound, or (iv) any judgment, injunction, determination or award which is binding on it.

(c)	Corporate Action. The execution and delivery of this Agreement by the Corporation and the performance by it of its obligations under this Agreement have been duly authorized by all necessary corporate action on the part of the Corporation.

(d)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

ARTICLE 6

TERM AND TERMINATION

Section 6.1	Term

Unless terminated earlier in accordance with this Article 6, this Agreement shall continue in full force and effect and shall terminate only following the date that is 30 calendar days after the date Pallinghurst and its Affiliates shall cease to have a Pro Rata Interest of at least ten percent (10%) of the outstanding Common Shares, provided that the Corporation shall have provided at least thirty (30) calendar days advance notice of termination to Pallinghurst.

Section 6.2	Mutual Termination

This Agreement may be terminated at any time by mutual written agreement of the Parties.

Section 6.3	Effect of Termination

Upon termination of this Agreement, each Party shall no longer thereafter have any further liability or obligation to the other Party under this Agreement, excepting any claims, liabilities or damages that arose under this Agreement prior to the date of termination.

ARTICLE 7

MISCELLANEOUS

Section 7.1	Notices

(1)	Addresses for Notice. Any notice, request, consent, acceptance, waiver or other communication required or permitted to be given under this Agreement (a “Notice”) shall be in writing and shall be given only by personal delivery, courier or by email, which results in a written or printed notice being delivered to the applicable address set forth below:

(i)	in the case of Pallinghurst, addressed to:

70 Pall Mall, St James’s

London SW1Y 5ES

Attention:	Anthony Payne, Chief Compliance Officer

Email:	[******]

(ii)	and in the case of the Corporation addressed to it at:

Nouveau Monde Graphite Inc.
331, rue Brassard
Saint-Michel-des-Saints
Québec, J0K 3B0 Canada

Attention:	Eric Desaulniers

Email:	[******]

With a copy to:

Attention:	Virginie Fortin

Email:	[******]

(2)	Receipt of Notice. Any Notice:

(a)	if personally delivered, shall be deemed to have been validly and effectively given and received on the date of delivery if received prior to 5:00 p.m. (Montréal time) on a Business Day, otherwise the date of delivery shall be deemed to be on the next Business Day following such date;

(b)	if sent by courier, shall be deemed to have been validly and effectively given and received if received during business hours in the place of delivery, and if not, then at 9:00am on the next Business Day immediately following such date in the place of delivery; or

(c)	if sent by e-mail transmission, will be deemed to have been received two hours after the time such transmission was sent, if such time falls within business hours in the place of delivery, or at 9:00am on the next Business Day immediately following such date in the place of delivery of the intended recipient.

(3)	Change of Address for Notice. By giving to the other Party at least ten (10) days’ Notice, any Party may, at any time and from time to time, change its address for delivery or communication for the purposes of this Section.

Section 7.2	Expenses

Each Party will be responsible for and bear all of its own costs and expenses incurred at any time in connection with the entering and performance of this Agreement.

Section 7.3	Time of the Essence

Time is of the essence in this Agreement. If the time limited for the performance or completion of any matter under this Agreement expires or falls on a day that is not a Business Day, the time so limited shall extend to the following Business Day.

Section 7.4	Third Party Beneficiaries

The Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties. No Person, other than the Parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person.

Section 7.5	Amendments

This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by all of the Parties.

Section 7.6	Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right and a single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 7.7	Effect of Amended and Restated Agreement

This Agreement supersedes and replaces the Investment Agreement originally executed and dated April 2, 2019 in its entirety, and shall be considered effective from April 2, 2019 notwithstanding the date of execution of this Agreement, as now amended and restated.

Section 7.8	Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties including the letter of intent between the Parties dated February 22, 2019. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 7.9	Successors and Assigns

This Agreement becomes effective only when executed by all of the Parties. After that time, it is binding on and enures to the benefit of the Parties and their respective heirs, administrators, executors, legal personal representatives, successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Parties, except that Pallinghurst may assign its rights and obligations under this Agreement to an Affiliate of Pallinghurst or another entity nominated by Pallinghurst provided that such Affiliate or entity agrees in writing with the Corporation to assume all of the rights and liabilities of Pallinghurst under this Agreement.

Section 7.10	Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable, by an arbitrator or any court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

Section 7.11	Governing Law

This Agreement is governed by, and is to be interpreted and enforced in accordance with, the laws of the Province of Québec and the federal laws of Canada applicable therein.

Section 7.12	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or email) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The signature of any of the Parties may be evidenced by a facsimile or “pdf” copy of this Agreement bearing such signature. A Party sending a facsimile or email transmission shall also deliver the original signed counterpart to the other Party; however, failure to deliver the original signed counterpart shall not invalidate this Agreement.

[Remainder of page left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF the Parties hereto have executed this Agreement on the day and year first herein written.

PALLINGHURST GRAPHITE LIMITED

By:
Name:
Title:

NOUVEAU MONDE GRAPHITE INC.

By:
Name: Éric Desaulniers
Title: President and Chief Executive Officer

Signature page to Amended and Restated Investment Agreement

EXHIBIT C

PROPERTY

[Intentionally Omitted]

EXHIBIT D

FORM OF WARRANT

(See attached.)

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY AND ANY SECURITY ISSUED ON EXERCISE HEREOF MUST NOT TRADE THE SECURITY BEFORE [•], 2020.

THIS WARRANT CERTIFICATE IS VOID IF NOT EXERCISED ON OR BEFORE
5:00 P.M. (MONTREAL TIME) ON [• ], 2023.

THIS WARRANT IS TRANSFERABLE.

WARRANT CERTIFICATE

NOUVEAU MONDE GRAPHITE INC.
[•], 2020

Warrant Certificate No. •	75,000,000 WARRANTS (the “Warrants”),“each Warrant entitling the holder to acquire, subject to adjustment, one Common Share of Nouveau Monde Graphite Inc.

THIS IS TO CERTIFY THAT, for value received, Pallinghurst Graphite Limited (the “Holder”) is entitled to subscribe for and purchase 75,000,000 fully paid and non-assessable Common Shares (the “Warrant Shares”) of Nouveau Monde Graphite Inc. (the “Corporation”) at the Exercise Price (as defined below) per Warrant Share until 5:00 p.m. (Montreal time) (the “Expiry Time”) on the Expiry Date (as defined below).

The Warrants are exercisable at any time and from time to time after the date of this Warrant Certificate up to the Expiry Time, in whole or in part. All references herein to dollar amounts are to the lawful money of Canada, unless specified otherwise.

1.	Interpretation

In this Warrant Certificate, unless the context otherwise requires, capitalized terms used but not otherwise defined in this Warrant Certificate shall have the following meanings:

(a)	"Business Day” means any day of the year: (i) other than a Saturday, Sunday or a statutory holiday in Montreal, Québec; and (ii) on which the Exchange is open for business;

(b)	"Common Shares” means common shares in the share capital of the Corporation;

(c)	"Current Market Price” means on any given date the volume weighted average trading price on the Exchange (or, if the Common Shares are not listed and posted for trading on the Exchange, such other stock exchange or over-the-counter market on which the Common Shares may be listed or quoted) for the 20 Trading Days ending three Trading Days prior to the relevant date;

(d)	“Exchange" means the TSX Venture Exchange or such other stock exchange on which the Common Shares are listed or quoted;

(e)	"Exercise Price” means C$0.22 per Warrant Share;

(f)	"Expiry Date” means [•], 2023;

(g)	"Trading Day” means a day on which not less than a board lot of Common Shares has traded on the Exchange;

(h)	"U.S. Person” means a “U.S. person” as such term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

(i)	"U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

(j)	"Warrant Certificate” means this certificate representing the Warrants.

2.	Exercise of Warrants.

(a)	The Warrants may be exercised in whole or in part from time to time in the sole discretion of the Holder by delivery to the Corporation at its principal office in Montreal, Québec, of a written notice of exercise in the form attached as Schedule A hereto prior to the Expiry Time specifying the number of Warrant Shares with respect to which the Warrants are then being exercised and accompanied by payment in full of the purchase price for the Warrant Shares then being purchased and the original copy of this Warrant Certificate. In the event that the Holder subscribes for and purchases less than the full number of Warrant Shares entitled to be subscribed for and purchased under this Warrant Certificate prior to the Expiry Time, the Corporation shall issue a new certificate to the Holder in the same form as this Warrant Certificate with appropriate changes, such certificate to be delivered by courier to the Holder concurrently with the delivery by courier to the Holder of the certificates representing the Warrant Shares acquired on exercise.

(b)	Upon due exercise of the Warrants by the Holder, the Warrant Shares so subscribed for shall be deemed to have been issued as fully paid and non-assessable shares and the person to whom such Warrant Shares are to be issued shall be deemed to have become the holder of record of such Warrant Shares on the date of exercise unless the transfer books of the Corporation shall be closed on such date, in which case the Warrant Shares so subscribed for shall be deemed to have been issued and such person shall be deemed to have become the holder of record of such Warrant Shares on the date on which such transfer books were reopened and such Warrant Shares shall be issued at the Exercise Price in effect on the date of exercise.

(c)	Notwithstanding the partial exercise of the Warrants by the Holder, the Warrants may be exercised at any time (and from time to time) prior to the Expiry Time for all or any part of the Warrant Shares which, prior to such time, have not been issued to the Holder.

(d)	The Corporation shall use its reasonable best efforts to cause a certificate evidencing the number of Warrant Shares so subscribed for to be delivered by courier to the person in whose name such Warrant Shares are to be issued (as specified in the notice of exercise) at the address specified in the notice of exercise, within five (5) Business Days thereafter.

(e)	The Warrants and the Warrant Shares have not been registered under the U.S. Securities Act. The Warrants may not be exercised within the United States or by or on behalf of a U.S. Person unless registered or exempt from the registration requirements thereunder.

(f)	Subject to the terms hereof, this Warrant Certificate may be transferred, subject to the terms set forth in the transfer form attached as Schedule B hereto ("Transfer Form”). No transfer of this Warrant Certificate shall be effective unless this Warrant Certificate is accompanied by a duly executed Transfer Form or other instrument of transfer in such form as the Corporation may from time to time prescribe, together with such evidence of the genuineness of each endorsement, execution and authorization and of other matters as may be required by the Corporation, and delivered to the Corporation. No transfer of this Warrant Certificate shall be made if, in the opinion of counsel to the Corporation, such transfer would result in the violation of any applicable securities laws. Subject to the foregoing, the Corporation shall issue and mail, as soon as practicable, and in any event within five (5) Business Days of the receipt by the Corporation of this Warrant Certificate and the Transfer Form, a new Warrant Certificate (with or without legends as determined by the Corporation) registered in the name of the transferee or as the transferee may direct and shall take all other necessary actions to effect the transfer as directed.

3.	Rights of Holder Before Exercise of Warrants

The Holder shall not have any rights whatsoever as a shareholder in respect of the Warrant Shares until the Warrants are exercised, in whole or in part, and payment for the Warrant Shares thereby purchased has been made.

4.	Adjustments to Number or Kind of Securities Issuable on Exercise

(a)	If, at any time prior to the Expiry Time, there occurs:

(i)	a reclassification or redesignation of the Common Shares or any other capital reorganization other than a Common Share Reorganization (as defined below); or

(ii)	a consolidation, merger or amalgamation of the Corporation with or into any other corporation or entity or an arrangement with any other corporation or entity which results in the cancellation, reclassification or redesignation of the Common Shares or a change or conversion of the Common Shares into other shares or securities or the holders of the Common Shares becoming entitled to receive shares or other securities of the other corporation or entity, or the transfer of all or substantially all of the assets of the Corporation to another corporation or entity or the Corporation being controlled (within the meaning of the Income Tax Act (Canada)) by another corporation or entity;

(any such event being herein called a “Capital Reorganization”), then, immediately upon the effective time of such Capital Reorganization and at all times thereafter, a Holder who exercises its right to subscribe for Warrant Shares shall be entitled to be issued and receive and shall accept for the same aggregate consideration, upon such exercise, in lieu of the number of Warrant Shares to which it was theretofore entitled upon exercise of the Warrants, the kind and aggregate number of shares or other securities or property of the Corporation or of the corporation or other entity resulting from such Capital Reorganization or any other corporation that the Holder would have been entitled to be issued and receive upon such Capital Reorganization if, immediately prior to the effective time thereof, it had been the registered holder of the number of Warrant Shares to which it was theretofore entitled upon exercise of the Warrants.

(b)	If necessary as a result of any Capital Reorganization, appropriate adjustments shall be made in the application of the provisions of this section with respect to the rights and interest thereafter of the Holder to the end that the provisions set forth in this section shall thereafter correspondingly be made applicable as nearly as may reasonably be practicable in relation to any shares or other securities or property thereafter issuable and deliverable upon the exercise of the Warrants.

(c)	If at any time after the date hereof and prior to the Expiry Time any adjustment or readjustment in the Exercise Price shall occur pursuant to the provisions of subsection 5(a), then the number of Warrant Shares issuable upon the subsequent exercise of the Warrants shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Warrant Shares issuable upon the exercise of the Warrants immediately prior to such adjustment or readjustment by a fraction which shall be the reciprocal of the fraction employed in the adjustment or readjustment of the Exercise Price.

5.	Adjustment of Exercise Price

(a)	If, at any time prior to the Expiry Time, the Corporation shall:

(i)	subdivide the outstanding Common Shares into a greater number of shares;

(ii)	consolidate the outstanding Common Shares into a lesser number of shares; or

(iii)	make a distribution (other than a distribution referred to in subsection 5(c) of this Warrant Certificate) to the holders of all or substantially all of the Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares;

(any such event being herein called a “Common Share Reorganization”), then the Exercise Price shall be adjusted, effective immediately after the effective date or record date at which holders of Common Shares are determined for the purposes of the Common Share Reorganization, by multiplying the Exercise Price in effect immediately prior to such effective date or record date by a fraction of which:

A.	the numerator shall be the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization; and

B.	the denominator shall be the number of Common Shares outstanding immediately after giving effect to such Common Shares Reorganization, including, without limitation, in the case of a distribution of securities exchangeable for or convertible into Common Shares, the number of Common Shares that would have been outstanding if such securities had been exchanged for or converted into Common Shares on such date.

To the extent that any adjustment in the Exercise Price occurs pursuant to this subsection (a) as a result of the fixing by the Corporation of a record date for the distribution of securities exchangeable for or convertible into Common Shares, the Exercise Price shall be readjusted immediately after the expiration of any relevant exchange or conversion right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable pursuant to such exchangeable or convertible securities after such expiration.

(b)	If, at any time prior to the Expiry Time, the Corporation shall fix a record date for the issue to the holders of all or substantially all of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue (which period is herein called the “Rights Period”), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share to the holder (or, in the case of securities exchangeable for or convertible into Common Shares, at an exchange or conversion price per share) of less than 95% of the Current Market Price of the Common Shares on such record date (any such event being herein called a “Rights Offering”), the Exercise Price shall be adjusted, effective immediately after the record date, to a price determined by multiplying the Exercise Price in effect on such date by a fraction of which:

(i)	the numerator shall be the aggregate of:

A.	the number of Common Shares outstanding on the record date for the Rights Offering; and

B.	the number determined by dividing:

(I)	either:

(x)	the product of the number of Common Shares offered for issue during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering and the price at which such Common Shares are offered; or

(y)	the product of the exchange or conversion price of the securities so offered and the number of Common Shares for or into which the securities so offered pursuant to the Rights Offering are exchangeable or convertible, as the case may be, by:

(II)	the Current Market Price of the Common Shares as of the record date for the Rights Offering; and

(ii)	the denominator shall be the aggregate of the number of Common Shares outstanding on such record date and the number of Common Shares offered pursuant to such Rights Offering (or the number of Common Shares into which the securities so offered may be exchanged or converted).

If by the terms of the rights, options or warrants referred to in this subsection (b), there is more than one purchase, conversion or exchange price per Common Share, the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the aggregate conversion or exchange price of the convertible securities so offered, shall be calculated for purposes of the adjustment on the basis of the lowest purchase, conversion or exchange price per Common Share, as the case may be. Any Common Shares owned by or held for the account of the Corporation or any subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. To the extent that any adjustment in the Exercise Price occurs pursuant to this subsection (b) as a result of the fixing by the Corporation of a record date or the distribution of rights, options or warrants referred to in this subsection (b), the Exercise Price shall be readjusted immediately after the expiration of any relevant exchange, conversion or exercise right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiration.

(c)	If, at any time prior to the Expiry Time, the Corporation shall issue or distribute to the holders of all or substantially all of the Common Shares:

(i)	Common Shares or other securities of the Corporation including, without limitation, rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares or any property or asset of the Corporation (other than rights, options or warrants pursuant to which holders of Common Shares are entitled, during a period expiring not more than 45 days after the record date for such issue, to subscribe for or purchase Common Shares at a price per share (or in the case of securities exchangeable for or convertible into Common Shares at an exchange or conversion price per share at the date of issue of such securities) of at least 95% of the Current Market Price of the Common Shares on such record date), and including, without limitation, evidences of indebtedness; or

(ii)	any property or other assets including, without limitation, cash,

and such issuance or distribution does not constitute a Rights Offering or a Common Share Reorganization (any such issuance or distribution being herein called a “Special Distribution”), then the Exercise Price shall be adjusted, effective immediately after the record date at which the holders of Common Shares are determined for purposes of the Special Distribution, to a price determined by multiplying the Exercise Price in effect on the record date of the Special Distribution by a fraction of which:

A.	the numerator shall be the difference between:

(I)	the product of the number of Common Shares outstanding on the record date and the Current Market Price of the Common Shares on the record date; and

(II)	the fair market value to the holders of Common Shares, as determined by the board of directors of the Corporation acting reasonably, of the securities, rights, options, warrants, evidences of indebtedness or other assets issued or distributed in the Special Distribution; and

B.	the denominator shall be the product of the number of Common Shares outstanding on the record date and the Current Market Price of the Common Shares on the record date.

Any Common Shares owned by or held for the account of the Corporation or any subsidiary shall be deemed not to be outstanding for the purpose of such computation. To the extent that any adjustment in the Exercise Price occurs pursuant to this subsection (c) as a result of the fixing by the Corporation of a record date for the distribution of exchangeable or convertible securities or rights, options or warrants referred to in this subsection (c), the Exercise Price shall be readjusted immediately after the expiration of any relevant exchange, conversion or exercise right to the Exercise Price which would then be in effect if the fair market value had been determined on the basis of the number of Common Shares issued and remaining issuable pursuant to such exchangeable or convertible securities immediately after such expiration.

6.	Adjustment Rules

(a)	Subject to the other provisions of this section 6, any adjustment made pursuant to sections 4 or 5 are cumulative and shall be made successively whenever any event referred to in either of such sections shall occur.

(b)	In any case where an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event:

(i)	issuing to the Holder, by reason of the adjustment required by such event, the additional Warrant Shares issuable upon exercise of the Warrants after such record date and before the occurrence of such event; and

(ii)	delivering to the Holder any distributions declared with respect to such additional Warrant Shares after the exercise of the Warrants and before such event,

provided, however, that the Corporation shall deliver to the Holder an appropriate instrument evidencing the Holder’s right, upon the occurrence of the event requiring the adjustment, to an adjustment in the Exercise Price or the number of Warrant Shares issuable upon exercise of the Warrants and to such distributions declared with respect to any such additional Warrant Shares issuable on the exercise of the Warrants.

(c)	No adjustment in the Exercise Price shall be required unless the adjustment would result in a change of at least 1% in the Exercise Price then in effect and no adjustment shall be made in the number of Warrant Shares issuable on the exercise of the Warrants unless it would result in a change of at least one one-hundredth of a Warrant Share, provided, however, that any adjustments which, except for the provisions of this subsection (c) would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

(d)	No adjustment in the Exercise Price or in the number or kind of securities issuable on exercise of the Warrants shall be made in respect of any event described in sections 4 or 5 if the Holder is entitled to participate in such event (subject to Exchange acceptance) on the same terms mutatis mutandis as if the Holder had exercised the Warrants prior to or on the effective date or record date, as the case may be, of such event.

(e)	If the Corporation shall set a record date to determine shareholders for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter and before the distribution to such shareholders of any such dividend, distribution or subscription or purchase rights, legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, no adjustment in the Exercise Price or the number of Warrant Shares issuable upon exercise of these Warrants shall be required by reason of the setting of such record date.

(f)	In the absence of a resolution of the directors of the Corporation fixing a record date for a stock dividend or other distribution comprising a Common Share Reorganization, a Rights Offering or a Special Distribution, the Corporation shall be deemed to have fixed as the record date therefor the effective date of such event.

(g)	The Corporation will not, whether pursuant to an adjustment under sections 4 and 5 or any other circumstances, be obligated to issue any fraction of a Warrant Share on any exercise or partial exercise of the Warrants. If any fractional interest in a Warrant Share would, except for the provisions of this section 5(g), be issuable upon the exercise or partial exercise of the Warrants, the number of Warrant Shares issuable shall be rounded down to the nearest whole number.

(h)	In the event of any question arising with respect to the adjustments provided for in sections 4 or 5, such question shall conclusively be determined by a firm of reputable chartered accountants appointed by the Corporation, which accountants may be the Corporation’s auditors. Such accountants shall have access to all necessary records of the Corporation and such determination shall be binding upon the Corporation and the Holder.

7.	Proceedings Prior to Action Requiring Adjustment

(a)	As a condition precedent to the taking of any action that would require an adjustment pursuant to sections 4 or 5, the Corporation shall take or cause to be taken all such action as, in the opinion of counsel of the Corporation, may be necessary in order that the Holder shall be entitled to receive, upon exercise of the Warrants, the shares or other securities or property provided for under the provisions hereof.

(b)	Adjustments to the Exercise Price or the number of Warrant Shares purchasable pursuant to this Warrant Certificate may be subject to the prior approval of the Exchange.

8.	Notice

At least twenty-one (21) days prior to any record date or effective date, as the case may be, for any event which requires or might require an adjustment in any of the rights of the Holder under this Warrant Certificate, including the Exercise Price and the number of Warrant Shares that are purchasable under this Warrant Certificate, the Corporation will deliver to the Holder, at the Holder’s registered address, a certificate of the Corporation specifying the particulars of such event and, if determinable, the required adjustment and the calculation of such adjustment. In case any adjustment has been given that is not then determinable, the Corporation will promptly after such adjustment is determinable deliver to the Holder, at the Holder’s registered address, a certificate providing the calculation of such adjustment. The Corporation hereby covenants and agrees that the register of transfers and share transfer books for the Warrant Shares will be open, and that the Corporation will not take any action that might deprive the Holder of the opportunity of exercising the rights of subscription contained in this Warrant Certificate, during such twenty-one (21) day period.

9.	Replacement

Upon receipt of evidence satisfactory to the Corporation of the loss, theft, destruction or mutilation of this Warrant Certificate and, if requested by the Corporation, upon delivery of a bond of indemnity satisfactory to the Corporation (or, in the case of mutilation, upon surrender of this Warrant Certificate), the Corporation will issue to the Holder a replacement certificate (containing the same terms and conditions as this Warrant Certificate).

10.	Covenants

The Corporation covenants with the Holder that so long as any obligations of the Corporation under this Warrant Certificate remain outstanding:

(a)	it will use its reasonable best efforts to at all times maintain its existence;

(b)	it will cause the certificates evidencing the Warrant Shares, from time to time, subscribed and paid for, upon the exercise of the Warrants, to be duly issued and delivered in accordance with the conditions hereof;

(c)	all Warrant Shares, which shall be issued upon exercise of the Warrants and payment of the Exercise Price, shall be fully paid and non-assessable shares;

(d)	it will reserve and keep available a sufficient number of Warrant Shares for the purpose of enabling it to satisfy its obligation to issue Warrant Shares upon the exercise of the Warrants;

(e)	it will use all reasonable efforts to ensure that the Common Shares remain listed on either the Exchange or Toronto Stock Exchange;

(f)	except as required by law, it will not close its transfer books or take any other action which might deprive the Holder of the opportunity of exercising its right to subscribe for Warrant Shares pursuant to the Warrant during the period of twenty-one (21) days after the giving of a notice required by section 8 or unduly restrict such opportunity; and

(g)	generally it will well and truly perform and carry out all of the acts or things to be done by it as provided by this Warrant Certificate.

11.	Representations and Warranties

The Corporation represents and warrants to the Holder that:

(a)	it has obtained all required corporate authorization for the creation and issue of the Warrants and the performance of its obligations in connection with the Warrants and has provided for the issuance, subject only to receipt by the Corporation of the Exercise Price, of the Warrant Shares which Warrant Shares, when issued, will be issued as fully paid and non-assessable shares;

(b)	it has obtained all regulatory approvals (including, without limitation, the approvals of the Exchange) necessary or desirable for the issuance of the Warrants, the Warrant Shares to the Holder and the Warrant Shares, when issued, will be listed and posted for trading on the Exchange; and

(c)	this Warrant Certificate is a valid and enforceable obligation of the Corporation, enforceable in accordance with the provisions of this Warrant Certificate.

12.	Time of the Essence

Time shall be of the essence of this Warrant Certificate.

13.	Governing Law

This Warrant Certificate shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein. The Holder irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Québec.

14.	Headings

The division of this Warrant Certificate into sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Warrant Certificate. The section headings in this Warrant Certificate are not intended to be full or accurate descriptions of the text to which they refer and shall not be considered part of this Warrant Certificate.

15.	Number and Gender

In this Warrant Certificate, words (including, without limitation, defined terms) in the singular include the plural and vice-versa and words in one gender include all genders.

16.	Invalidity

If any provision of this Warrant Certificate is determined to be invalid or unenforceable by a court of competent jurisdiction from which no further appeal lies or is taken, that provision shall be deemed to be severed herefrom, and the remaining provisions of this Warrant Certificate shall not be affected thereby and shall remain valid and enforceable.

17.	Amendment

This Warrant Certificate may only be amended, supplemented or otherwise modified by a written agreement signed by the Corporation and the Holder.

18.	Further Assurances

The Corporation shall do such acts and shall execute such documents and will cause the doing of acts and will cause the execution of such further documents as are within its power in order to give full effect to the provisions of this Warrant Certificate.

19.	Hold Periods, Legends and Re-sale Restrictions

(a)	If any of the Warrants are exercised prior to [ ], 2020, the certificates representing the Warrant Shares to be issued pursuant to such exercise shall bear the following legends:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THE SECURITY BEFORE .” [INSERT THE DATE THAT IS 4 MONTHS AND ONE DAY FROM THE DATE OF ISSUANCE OF THE WARRANTS].

(b)	If any Warrants are exercised in the United States or by or on behalf of a U.S. Person, the certificates representing the Warrant Shares to be issued pursuant to such exercise shall bear the following legends:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR U.S. STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY: (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY: (I) RULE 144 THEREUNDER, IF AVAILABLE; OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND, IN BOTH CASES, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES AND, IN THE CASE OF PARAGRAPH (C)(I) OR (D) ABOVE, OR IF OTHERWISE REQUIRED BY THE CORPORATION, THE SELLER HAS FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

Further, the Holder understands and acknowledges that, until such time as the Warrant Shares are no longer restricted securities pursuant to Rule 144(a)(3) under the U.S. Securities Act, the Warrant Shares may not be offered or sold or otherwise transferred, directly or indirectly, in the United States or to, or for the account or benefit of a U.S. Person, and it will not deposit any of the Warrant Shares with Cede & Co. or any successor thereto and it will also cause any nominee holding the Warrant Shares on its behalf to comply with the foregoing re-sale and transfer restrictions. In addition, if the Warrants are exercised in the United States or by or on behalf of a U.S. Person, the Holder exercising such Warrants will be deemed to have represented to the Corporation that the Holder has implemented appropriate internal controls and procedures to ensure that the Warrant Shares shall be properly identified in its records as restricted securities under the U.S. Securities Act that are subject to the re-sale and transfer restrictions set forth herein.

20.	Successors and Assignment

Subject to compliance with all applicable securities legislation and the approval of the Exchange (if required in the circumstances), this Warrant Certificate and the rights evidenced by this Warrant Certificate may be transferred or assigned to an Affiliate of the Holder.

This Warrant Certificate shall enure to the benefit of and be binding upon the Corporation, the Holder and their successors. Reference in this Warrant Certificate to a “successor” of any body corporate shall be construed so as to include, but not limited to:

(a)	any amalgamated or other corporation of which such body corporate or any of its successors is one of the amalgamating or merging corporations;

(b)	any corporation resulting from any court approved arrangement of which such body corporate or any of its successors is a party;

(c)	any corporation resulting from the continuance of such body corporate or any successor of it under the laws of another jurisdiction of incorporation; and

(d)	any successor (determined as aforesaid or in any similar or comparable procedure under the laws of any other jurisdiction) of any corporation referred to in clause (a), (b) or (c).

[INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be executed by its duly authorized officer.

NOUVEAU MONDE GRAPHITE INC.

Per:
•
•

SCHEDULE "A"

WARRANT EXERCISE FORM

TO: NOUVEAU MONDE GRAPHITE INC. (the “Corporation”)

In accordance with the provisions of a warrant certificate dated •, 2020 between the undersigned and the Corporation (the “Warrant Certificate”),“the undersigned hereby exercises the Warrants, as indicated below:

# of Warrant Shares Purchased	Exercise Price/Share	Total Price

	CDN$	CDN$

In connection with the exercise of the Warrant Certificate, the undersigned represents as follows: (Please check the ONE box applicable):

☐       The undersigned hereby certifies that: (a) at the time of exercise, it is not a U.S. Person and did not execute this Warrant Exercise Form while within the United States; (b) it is not exercising any of the Warrants represented by the Warrant Certificate by or on behalf of any U.S. Person or any person who is within the United States; (c) no “directed selling efforts” (as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”))” have been engaged in by the undersigned or on the undersigned’s behalf; and (d) has in all other respects complied with the terms of an Off-Shore Transaction in compliance with Regulation S under the U.S. Securities Act.

☐       The undersigned holder: (a) acquired the Warrants as a part of a private placement offering in the United States; (b) is exercising the Warrants solely for its own account or for the benefit of a U.S. Person or a person in the United States for whose account such holder acquired the Warrants in the private placement offering and for whose account such holders exercises sole investment discretion; (c) was and is, and any beneficial purchaser for whose account such holder acquired the Warrant and is exercising the Warrants was and is, an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act both on the date the Warrants were purchased and on the date hereof; and (d) the representations and warranties made by the holder or any beneficial purchaser, as the case may be, to the Corporation in connection with the acquisition of the Warrants pursuant to the private placement remain true and correct on the date hereof.

☐      The undersigned is delivering a written opinion of U.S. counsel to the effect that the Warrant Shares to be delivered upon exercise hereof have been registered under the U.S. Securities Act or are exempt from registration thereunder.

Notes:

1.             Warrant Shares will not be registered or delivered to an address in the United States unless Box 2 or 3 above is checked and the undersigned, upon exercise, will be deemed to have represented and warranted that it will comply with the re-sale and transfer restrictions set forth in Section 19(b) of the Warrant Certificate.

2.             If Box 3 above is checked, holders are encouraged to consult with the Corporation in advance to determine that the legal opinion tendered in connection with the exercise will be satisfactory in form and substance to the Corporation.

3.             The terms “United States”, “U.S. Person” and “Off-Shore Transaction” have the meaning ascribed thereto pursuant to Regulation S under the U.S. Securities Act.

To pay for that portion of the Warrants being exercised, the undersigned, encloses a certified cheque or bank draft in Canadian currency made payable to the Corporation in the amount of CDN$____.

The undersigned hereby directs that the Warrant Shares be issued as follows:

NAME(S) IN FULL	ADDRESS(ES)	NUMBER OF WARRANT SHARES

The certificate(s) issued representing the Warrant Shares or related entry into a direct registration or other electronic book-entry system to which the undersigned is entitled following this exercise is to be in the name indicated below and, if issued, certificate(s) are to be forwarded to the undersigned at the address set forth below:

Name:

Address:

If the Warrant Exercise Form indicates that Warrant Shares are to be issued to a person or persons other than the registered holder of the Warrant Certificate, the signature on this Warrant Exercise Form must be guaranteed by a Canadian chartered bank, or eligible guarantor institution with membership in an approved signature guarantee medallion program. The guarantor must affix a stamp bearing the actual words “Signature Guaranteed”.

Dated this_____________________	day of	, 20___

Signature of Holder guaranteed by:

Medallion Signature Guarantee Stamp:

Signature of Holder

Name of Holder

Name of Authorized Representative

Address of Holder

SCHEDULE "B"

TRANSFER FORM

FOR VALUE RECEIVED, the undersigned (the “Transferor”) hereby sells, assigns and transfers unto , (the “Transferee”) (include name and address of the transferee) ____________________ (number of Warrants) Warrants exercisable for common shares of

Nouveau Monde Graphite Inc. (the “Corporation”) registered in the name of the undersigned on the register of the Corporation maintained therefor, and hereby irrevocably appoints the Corporate Secretary of the Corporation as the attorney of the undersigned to transfer the said securities on the books maintained by the Corporation with full power of substitution.

Capitalized terms not defined herein have the meaning set out in the attached Warrant Certificate dated , 2020 (the “Warrant Certificate”).

DATED this _______ day of ___________________, 20___.

Signature of Transferor guaranteed by:

Medallion Signature Guarantee Stamp

Signature of Transferor

Name of Transferor

Name of Authorized Representative

Address of Transferor

THE UNDERSIGNED HERBY CERTIFIES AND DECLARES that the Warrants are not being offered, sold, pledged or transferred to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)) or a person within the United States unless registered under the U.S. Securities Act and any applicable state securities laws or unless an exemption from such registration requirements is available, and an opinion of counsel confirming same, in form and substance acceptable to the Corporation and its counsel, or such other evidence as the Corporation may require, has been delivered to the Corporation. The undersigned Transferor understands and agrees that it shall bear all costs associated with: (a) obtaining any legal opinion tendered to the Corporation; and (b) the issuance of any new Warrant Certificate and any applicable transfer fees thereto, in connection with the transfer of Warrants in the United States or to, or for the account or benefit of, U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act) pursuant to an exemption from the registration requirements of the U.S. Securities Act and is encouraged to consult with the Corporation in advance to determine that the legal opinion tendered in connection with such transfer will be satisfactory in form and substance to the Corporation.

2

It is understood that the Corporation may require additional evidence necessary to verify the foregoing.

DATED this _______ day of ___________________, 20___.

Signature of Transferor

Name of Transferor

Name of Authorized Representative

Address of Transferor

Note:

The signature of the Transferor must correspond with the name written upon the face of this Warrant Certificate in every particular without any changes whatsoever.

EXHIBIT E

FORM OF SECURITY

[Intentionally Omitted]